CARDIONET®

Get to the Heart of the Problem.

2007 Annual Report

CARDIONET®
Get to the Heart of the Problem.

To Our Shareholders

In 2007, CardioNet emerged as a leader in the cardiac arrhythmia monitoring and diagnostic market. We expanded our market presence, and our innovative cardiac outpatient wireless system is becoming the new standard of care. Revenue grew by 115% in 2007 to $73.0 million, with the Company achieving operating profitability for the first time.

We achieved several major accomplishments during the year which truly transformed the Company:

- Acquired PDSHeart, Inc., which expanded our customer base and moved the Company from a regional service provider to a national provider.
- Introduced C3, the next generation wireless mobile device, with significantly enhanced product features over its predecessor.
- Completed an independently published landmark 17 center, 300 patient randomized clinical trial in which the CardioNet System was shown to have nearly three times higher diagnostic yield than event monitoring for detecting clinically significant cardiac arrhythmias.
- Attained endorsements for the CardioNet System by the American College of Cardiology and the Heart Rhythm Society, two of the most influential thought leaders in the cardiac space.
- Ended 2007 with access to 160 million lives covered by commercial payor contracts and Medicare.

These accomplishments combined with our expanded sales force and marketing efforts, led the Company to achieve strong physician and payor acceptance and exceptional revenue growth.

2007 clearly demonstrated that CardioNet is a company on the move, and the momentum of 2007 is accelerating in 2008. Revenue in the first half of 2008 was up 92% to $54.8 million and operating income increased to $1.9 million compared to an operating loss of $3.2 million in the prior year. We completed a successful initial public offering on the Nasdaq Global Market in March 2008, followed by a successful secondary offering in July 2008. Additionally, we strengthened our management team, embarked on customer service excellence initiatives, began a branding initiative and continued to grow our sales force. On the payor side, the Company made significant progress, including signing national contracts with Aetna and Humana.

As we move to the future, CardioNet is committed to becoming a world-class wireless medical technology and services company. We believe that we have the ability to deliver sustained and accelerated growth. We remain committed to creating exceptional value for the physicians and patients we serve, our employees and our shareholders.

Sincerely,

Arie Cohen
President and Chief Executive Officer

Randy Thurman
Executive Chairman of the Board

TABLE OF CONTENTS

BUSINESS OVERVIEW

We are the leading provider of ambulatory, continuous, real-time outpatient management solutions for monitoring relevant and timely clinical information regarding an individual's health. We have raised over $250 million of capital and spent seven years developing a proprietary integrated patient monitoring platform that incorporates a wireless data transmission network, internally developed software, FDA-cleared algorithms and medical devices, and a 24-hour digital monitoring service center. Our initial efforts are focused on the diagnosis and monitoring of cardiac arrhythmias, or heart rhythm disorders, with a solution that we market as the CardioNet System.

We believe that the CardioNet System's continuous, heartbeat-by-heartbeat monitoring is a fundamental advancement in arrhythmia monitoring, with the potential to transform an industry that has historically relied on memory-constrained, intermittent digital or tape recorders, such as event monitors and Holter monitors. Existing technologies have one or more drawbacks including failure to provide real-time data, memory constraints, frequent inaccurate diagnoses and an inability to monitor patient compliance and interaction. We believe these drawbacks lead to suboptimal diagnostic yields, adversely impacting clinical outcomes and health care costs. In a randomized clinical trial, the CardioNet System detected clinically significant arrhythmias nearly three times as often as traditional loop event monitors in patients who had previously experienced negative or inconclusive Holter monitoring.

The CardioNet System incorporates a lightweight patient-worn sensor attached to electrodes that capture two-lead electrocardiogram, or ECG, data measuring electrical activity of the heart and communicates wirelessly with a compact, handheld monitor. The monitor analyzes incoming heartbeat-by-heartbeat information from the sensor on a real-time basis by applying proprietary algorithms designed to detect arrhythmias. When the monitor detects an arrhythmic event, it automatically transmits the ECG to the CardioNet Monitoring Center, even in the absence of symptoms noticed by the patient and without patient involvement. At the CardioNet Monitoring Center, which operates 24 hours a day and 7 days per week, experienced certified cardiac monitoring specialists analyze the sent data, respond to urgent events and report results in the manner prescribed by the physician. The CardioNet System currently stores 21 days of ECG data, in contrast to 10 minutes for a typical event monitor. The CardioNet System employs two-way wireless communications, enabling continuous transmission of patient data to the CardioNet Monitoring Center and permitting physicians to remotely adjust monitoring parameters and request previous ECG data from the memory stored in the monitor.

Since our commercial introduction of the CardioNet System in January 2003, physicians have enrolled over 133,000 patients in the CardioNet System. Through June 30, 2008, we marketed our solution in 48 states. In addition, we have achieved reimbursement at payment levels that we believe reflects the clinical efficacy of the CardioNet System relative to existing technologies. We have secured direct contracts with 181 commercial payors as of June 30, 2008. We estimate that, combined with Medicare, this represents more than 177 million covered lives.

- ***Publication of Randomized Clinical Trial.*** We completed a 300-patient randomized clinical trial finding that the CardioNet System provided a significantly higher diagnostic yield compared to traditional loop event monitoring, including loop event monitoring incorporating a feature designed to automatically detect certain arrhythmias. We are using the clinical evidence from this trial to both drive continued physician adoption of our solution and to attempt to secure contracts with additional commercial payors. Of the 21 targeted commercial payors, representing approximately 95 million covered lives, who had previously required proof of product superiority evidenced by a published randomized clinical trial, we have secured contracts with three such payors, representing over 26 million covered lives, since publication of our trial results in March 2007.

• ***Acquisition of PDSHeart, Inc.*** On March 8, 2007, we acquired PDSHeart, Inc. for an aggregate purchase price of $51.6 million. The $51.6 million purchase price was comprised of $44.3 million in cash at closing, $5.2 million in assumed debt, $1.4 million in transaction expenses and the assumption of a $0.7 million liability related to payments due to certain key employees of PDSHeart on March 8, 2008. Approximately $1.5 million of the assumed debt was satisfied through the issuance of 1,456 shares of our mandatorily redeemable convertible preferred stock at an original issue price per share of $1,000. In addition to the $51.6 million, we agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. Our initial public offering was consummated on March 25, 2008 and, accordingly, the purchase price for the PDSHeart acquisition has been adjusted to $56.6 million to reflect the payment. PDSHeart provides event, Holter and pacemaker monitoring services in 48 states. Event monitoring and Holter monitoring represented approximately 80% and 16%, respectively, of PDSHeart's $20.9 million in revenues for the year ending December 31, 2006. For the year ended December 31, 2006, PDSHeart provided event monitoring services to approximately 76,000 patients. We believe that the acquisition of PDSHeart can have numerous benefits for us, including the opportunity to cross sell into our respective customer bases and the ability to become a "one stop shop" for arrhythmia monitoring services given our full spectrum of solutions, ranging from our differentiated CardioNet System to event and Holter monitoring. We believe that only approximately 5% of our accounts overlapped with those of PDSHeart at the time of the acquisition, due primarily to our complementary geographic coverage. In 2006, we derived approximately 75% of our revenues from sales of our CardioNet System in the Northeast states, while PDSHeart derived approximately 80% of its revenues in states outside the Northeast. As a result, the acquisition has accelerated our market expansion strategy by providing us with immediate access to a sales force with existing physician relationships capable of marketing our CardioNet System in areas of the country where it had previously not been sold. Our sales force increased from 27 account executives at December 31, 2006 to 81 account executives as of June 30, 2008, largely as a result of the PDSHeart acquisition. On a consolidated basis, for the three months ended March 31, 2008, revenues were $25.5 million.

We believe that our integrated patient monitoring platform can be utilized for future applications in multiple markets beyond arrhythmia monitoring. We believe that we have growth opportunities in clinical trial monitoring, where we have developed additional FDA-cleared algorithms for specific cardiac data required in clinical trials, and in comprehensive disease management for congestive heart failure, diabetes and other diseases. We believe that our technology could also be used to create "instant telemetry beds" in hospitals, particularly in rural hospitals, step-down units or skilled nursing facilities to help cope with acute nursing shortages by reducing the number of nurses needed to oversee ECG monitoring. In addition, the significant capital equipment costs associated with in-facility based ECG telemetry could be avoided through the use of the CardioNet System.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for each of the years in the two-year period ended December 31, 2004 are derived from our audited consolidated financial statements, which are not included in this Annual Report. The selected consolidated financial data for the three months ended March 31, 2007 and 2008 and as of March 31, 2008 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this Annual Report. We have prepared the unaudited financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our preferred stock for the periods indicated. The interim results set forth below are not necessarily indicative of results for future periods.

	Year ended December 31,					Three months ended March 31,	
	2003	2004	2005	2006	2007	2007	2008
						(unaudited)	(unaudited)
	(in thousands, except share and per share data)						
Statement of Operations Data:							
Revenues:							
Net patient revenues	$ 7,640	$ 20,956	$ 29,467	$ 33,019	$ 72,357	$ 10,957	$ 25,248
Other revenues	283	1,275	1,471	904	635	143	215
Total revenues	7,923	22,231	30,938	33,923	72,992	11,100	25,463
Cost of revenues	5,664	16,971	16,963	12,701	25,526	3,790	9,519
Gross profit	2,259	5,260	13,975	21,222	47,466	7,310	15,944
Operating expenses:							
Research and development	4,438	2,412	3,361	3,631	3,782	990	1,141
General and administrative	7,020	15,252	13,853	15,631	27,474	5,201	9,066
Sales and marketing	3,527	7,695	6,456	6,448	15,968	3,320	5,115
Integration, restructuring and other nonrecurring charges	—	—	—	—	—	—	1,306
Total operating expenses	14,985	25,359	23,670	25,710	47,224	9,511	16,628
Loss from operations	(12,726)	(20,099)	(9,695)	(4,488)	242	(2,201)	(684)
Other income (expense):							
Interest income	120	141	97	114	1,622	223	178
Interest expense	(74)	(989)	(1,865)	(3,271)	(2,222)	(1,176)	(66)
Total other income (expense)	46	(848)	(1,768)	(3,157)	(600)	(953)	112
Income (loss) before benefit from Income Taxes	$ (12,680)	$ (20,947)	$ (11,463)	$ (7,645)	$ (358)	$ (3,154)	$ (572)
Income Tax benefit	—	—	—	—	—	—	232
Net Loss	$ (12,680)	$ (20,947)	$ (11,463)	$ (7,645)	$ (358)	$ (3,154)	$ (340)
Dividends on and accretion of mandatorily redeemable convertible preferred stock					(8,346)	(482)	(2,597)
Net loss applicable to common shares	$ (12,680)	$ (20,947)	$ (11,463)	$ (7,645)	$ (8,704)	$ (3,636)	$ 2,937
Net loss per common share(1):							
Basic and diluted	$ (5.23)	$ (7.33)	$ (4.04)	$ (2.63)	$ (2.89)	$ (1.22)	$ (0.63)
Pro forma					$ (0.52)		
Shares used to compute net loss per share(1):							
Basic and diluted	2,423,072	2,856,072	2,837,772	2,908,360	3,011,699	2,993,061	4,694,561
Pro forma					16,839,493		

(1) Please see Note 2 to our consolidated financial statements for an explanation of the method used, the historical and pro forma net (loss) income per share and the number of shares used in computation of the per share amounts.

	As of					
	December 31,					March 31, 2008
	2003	2004	2005	2006	2007	
						(unaudited)
	(in thousands)					
Balance Sheet Data:						
Cash and cash equivalents	$10,106	$ 5,718	$ 2,758	$ 3,909	$ 18,091	$ 61,973
Working capital	11,862	8,666	3,648	(18,713)	29,375	71,958
Total assets	22,151	22,802	16,451	17,170	103,040	154,766
Total debt	10,525	20,661	23,606	29,488	2,744	2,872
Total mandatorily redeemable convertible preferred stock	—	—	—	—	115,302	—
Total shareholders' equity (deficit)	8,000	(2,763)	(13,660)	(19,857)	(26,865)	135,351

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this Annual Report. We are on a calendar year end, and except where otherwise indicated below, "2007" refers to the year ending December 31, 2007; "2006" refers to the year ended December 31, 2006; and "2005" refers to the year ended December 31, 2005.

Overview

We are the leading provider of ambulatory, continuous, real-time outpatient management solutions for monitoring relevant and timely clinical information regarding an individual's health. We incorporated in the state of California in March 1994, but did not actively begin developing our product platform until April 2000. From 2000 through 2002, we devoted substantially all of our resources to developing an integrated patient monitoring platform that incorporates a wireless data transmission network, internally developed software, FDA-cleared algorithms and medical devices, and a 24-hour monitoring service center.

In February 2002, we received FDA 510(k) clearance for the first and second generation of our core CardioNet System (Mobile Cardiac Outpatient Telemetry). We opened the CardioNet Monitoring Center in Conshohocken, Pennsylvania in July 2002 and currently provide all of our CardioNet System arrhythmia monitoring at that location. We established our relationship with QUALCOMM Incorporated, which provides us its wireless cellular data connectivity solution and data hosting and queuing services, in May 2003. Pursuant to our agreement with QUALCOMM, we have no fixed or minimum financial commitment. However, in the event that we fail to maintain an agreed-upon number of active cardiac monitoring devices on the QUALCOMM network or in the event that we begin to utilize the services of a provider of monitoring and communications services other than QUALCOMM, QUALCOMM has the right to terminate this agreement.

In November 2006, we received FDA 510(k) clearance for our third generation product, or C3, which we have begun to incorporate as part of our monitoring solution. We had previously received FDA 510(k) clearance for the proprietary algorithm included in our C3 system in October 2005.

In September 2002, we were approved as an Independent Diagnostic Testing Facility for Medicare. The local Medicare carrier in Pennsylvania sets the terms for reimbursement of our CardioNet System for approximately 40 million covered lives. We have also worked to secure contracts with commercial payors. We increased the number of contracts with commercial payors from six at year-end 2003 to 41 at year-end 2004 to 97 at year-end 2005 to 144 at year-end 2006 and to 181 at June 30, 2008. Over this period of time, we estimate that the number of covered commercial lives increased from six million at year-end 2003 to 32 million at year-end 2004 to 70 million at year-end 2005 to 102 million at year-end 2006 and to 137 million at June 30, 2008. The current estimated total of 177 million Medicare and commercial lives for which we had reimbursement contracts as of June 30, 2008 represents approximately 70% of the total covered lives in the United States. The majority of the remaining covered lives are insured by a relatively small number of large commercial insurance companies that, beginning in 2003, deemed the CardioNet System to be "experimental and investigational" and do not currently reimburse us for services provided to their beneficiaries. We believe a primary reason for the "experimental and investigational" designation has been the lack of a published peer reviewed prospective randomized clinical trial that demonstrates the clinical efficacy of the CardioNet System. As a result, we significantly slowed our geographic expansion in 2005 and 2006, as we awaited results of a randomized clinical trial comparing the CardioNet System to traditional loop event monitors.

On March 8, 2007, we acquired all of the outstanding capital stock of PDSHeart for an aggregate purchase price of $51.6 million. The $51.6 million purchase price was comprised of $44.3 million in cash at closing, $5.2 million in assumed debt, $1.4 million of transaction expenses and the assumption of a $0.7 million liability related to payments due to certain key employees of PDSHeart on March 8, 2008. Approximately $1.5 million of the assumed debt was satisfied through the issuance of 1,456 shares of our mandatorily redeemable convertible preferred stock at an original issue price per share of $1,000. In addition to the $51.6 million of consideration, the Company agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. The Company's initial public offering was consummated on March 25, 2008 and, accordingly, the purchase price for the PDSHeart acquisition has been adjusted to $56.6 million to reflect this payment. The acquisition has been included in our consolidated results of operations since March 8, 2007. PDSHeart, now a wholly-owned subsidiary of CardioNet, provides event, Holter and pacemaker monitoring services to patients in 48 states, with a concentration of sales in the Southeast. The acquisition has broadened our geographic coverage and expanded our service offerings to include the complete range of cardiac monitoring services.

For our event, Holter and pacemaker monitoring services, we have established Medicare reimbursement and we have 106 direct contracts with commercial payors as of March 31, 2008 representing an estimated 135 million covered lives.

In March 2007, we raised $110 million in mandatorily redeemable convertible preferred stock to, in part, fund the acquisition of PDSHeart.

We have undertaken an initiative to improve our operational efficiency and future profitability in connection with our acquisition of PDSHeart in March 2007, mainly through the integration of operational and administrative functions. The plan, which was approved at the time of the PDSHeart acquisition, includes the closure of a facility and the elimination of 58 positions in the areas of sales, finance, service and management. In connection with the plan, the Company established reserves of $510,000 included in the purchase price allocation. Additionally, we incurred expenses of $0.3 million of employee-related costs to integrate these functions in the first quarter of 2008 and expect to incur an additional $0.6 million of expenses to integrate these functions. These costs will be expensed as incurred in accordance with the SFAS No. 146, *Accounting for Exit or Disposal Activities*.

On February 25, 2008, the Board of Directors of the Company, subject to stockholder approval, approved a reverse stock split of the Company's common stock at a ratio of one share for every two shares previously held. On March 5, 2008, the stockholders of the Company approved the reverse stock split and the reverse stock split became effective.

On March 25, 2008, the Company completed its initial public offering generating net proceeds of approximately $46.9 million after deducting underwriter commissions and estimated offering expenses.

On July 9, 2008, we announced that our Executive Chairman and founder Jim Sweeney was departing to pursue other interests. On July 22, 2008, we announced a secondary public offering of shares of common stock by certain of our existing stockholders. We expect to incur charges relating to the departure of our Executive Chairman and the secondary public offering in the range of $1.5 million to $1.8 million, substantially all of which to be incurred during the third quarter of 2008.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and related disclosures. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances; however actual results may differ from these estimates. We review our estimates and judgments on an ongoing basis.

We believe that our accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results. Our significant accounting policies are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" in our Final Prospectus filed with the United States Securities and Exchange Commission pursuant to Rule 424(b) (File No. 333-145547) on March 19, 2008.

Statements of Operations Overview

Revenues

Our principal source of revenues is patient revenue from cardiac monitoring services. The amount of revenue generated is based on the number of patients enrolled through physician prescriptions and the rates reimbursed to us by commercial payors, physicians, patients and Medicare. Reimbursement rates are set by the Centers for Medicare and Medicaid Services ("CMS") on a case rate basis for the Medicare program and through negotiations with commercial payors who typically pay a daily monitoring rate. From 2002 through March 2008, our average case rate for monitoring Medicare patients has remained relatively stable. We expect pricing to decline over time in a manner consistent with the introduction and penetration of a premium priced service due to competition, introduction of new technologies and the potential addition of larger commercial payors. Since our CardioNet System services are relatively new and the reimbursement status is evolving, our revenues are subject to fluctuations due to increases or decreases in rates and decisions by payors regarding reimbursement.

For the event, Holter and pacemaker monitoring market we expect the price to be flat or declining as the new generation technology gains wider acceptance in the market. In addition, the established 2007 Medicare rates compared to 2006 for our event monitoring services declined by 3% to 8%, depending on the type of service, and our Holter monitoring services declined 8%. Based on current proposed Medicare rates for 2008 through 2010, we expect this downward reimbursement trend to continue for these services.

We believe the CardioNet System revenues will increase as a percentage of revenues going forward as we emphasize this service, continue our geographic expansion and achieve greater market penetration in existing markets. We expect that the event, Holter and pacemaker monitoring services revenues will be flat or declining in absolute terms as the old technology is replaced and therefore, decrease as a percentage of revenues going forward. Other revenue consists mainly of web hosting services provided to an affiliate of a stockholder. We believe that other revenues will be flat or declining in absolute terms and therefore, decrease as a percentage of revenues going forward. Our revenues are seasonal, as the volume of prescriptions tends to slow down in the summer months due to the more limited use of our monitoring solutions as physicians and patients vacation.

Gross Profit

Gross profit consists of revenues less the cost of revenues which includes:

- salaries, benefits and stock-based compensation for personnel providing various services and customer support to physicians and patients including patient enrollment and education, monitoring services, distribution services (scheduling, packaging and delivery of the monitors and sensors to the patients), device repair and maintenance, and quality assurance;

- cost of patient-related services provided by third-party subcontractors including device transportation to and from the patient, cellular airtime charges related to transmission of ECGs to the CardioNet Monitoring Center and cost for in-home customer hook-ups when necessary;
- consumable supplies sent to patients along with the durable components of the CardioNet System;
- depreciation on our monitors; and
- service cost related to special project revenues.

Our gross profit margins have increased significantly from 24% in 2004 to 45% in 2005 to 63% in 2006 to 65% in 2007. The major reasons for the growth in our gross profit margins from 2004 to 2006 are as follows:

- patient hook-up model shift from in-home to telephonic starting in the first quarter of 2005 for commercial patients and completed in the first quarter of 2006 with the conversion of Medicare patients;
- lower device transportation costs following contract negotiations in the first quarter of 2005 and the first quarter of 2006;
- lower cellular airtime costs following contract negotiations in the third quarter of 2005;
- efficiencies at the CardioNet Monitoring Center;
- economies of scale due to higher volume; and
- lower depreciation.

For the quarter ended March 31, 2008, our gross profit margin was 62.6%. In general, we expect gross profit margins on the CardioNet System services to remain flat or increase, assuming no changes in reimbursement rates. For our event and Holter monitoring services, we expect gross profit margins to decrease as reimbursement rates decline as currently proposed by CMS.

Sales and Marketing

Sales and marketing expense consists primarily of salaries, benefits and stock-based compensation related to account executives, marketing personnel and contracting personnel, account executive commissions, travel and other reimbursable expenses, and marketing programs such as trade shows and marketing campaigns.

We did not expand geographically in 2005 or 2006 while awaiting the results of our randomized clinical trial. Our sales force had 20 account executives at year-end 2005 and 27 account executives at December 31 2006. Following the completion of our randomized clinical trial and the PDSHeart acquisition, we made a significant investment in sales and marketing by increasing the number of account executives in new geographies. We had a sales force of 81 account executives as of June 30, 2008. We currently have account executives covering 48 states. We also plan to increase our marketing activities. As a result, we expect that sales and marketing expenses will increase in absolute terms, but will remain flat as a percentage of revenues going forward.

Research and Development

Research and development expense consists primarily of salaries, benefits and stock-based compensation of personnel and the cost of subcontractors who work on the development of the hardware and software for our next generation monitors, enhance the hardware and software of our existing monitors and provide quality control and testing. The expenses related to the randomized clinical trial are also included in research and development expenses. We expect that research and development expenses will increase in absolute terms but remain flat as a percentage of revenues going forward.

General and Administrative

General and administrative expense consists primarily of salaries, benefits and stock based compensation related to general and administrative personnel, professional fees primarily related to legal and audit fees, facilities expenses and the related overhead, and bad debt expense. We expect that general and administrative expenses will increase in absolute terms due to the significant planned investment in infrastructure to support our growth and the additional expenses related to becoming a publicly traded company, including the increased cost of compliance and increased audit fees resulting from the Sarbanes-Oxley Act. As a percentage of revenues, we expect general and administrative expenses to decline as we grow.

Income Taxes

We have net deferred income tax assets totaling approximately $31.2 million at the end of 2007, consisting primarily of federal and state net operating loss and credit carryforwards. The federal and state net operating loss carryforwards, if unused, will begin to expire in 2010. The federal and state credit carryforwards, if unused, will expire in 2026. Due to uncertainty regarding the ultimate realization of these net operating loss and credit carryforwards and other deferred income tax assets, we have established a valuation allowance for most of these assets and will recognize the benefits only as reassessment indicates the benefits are realizable. The Company is currently conducting an analysis to determine the timing and manner of the utilization of the net operating loss carryforwards and will adjust our tax rate accordingly in future quarters.

Non-recurring Expenses

A competitor initiated a patent infringement lawsuit against us in November 2004, which we defended and ultimately settled in March 2006. Included in general and administrative expenses are legal expenses related to this lawsuit of $0.1 million in 2004, $1.2 million in 2005 and $0.6 million in 2006.

Results of Operations

Quarters Ended March 31, 2008 and 2007

Revenues. Total revenues for the quarter ended March 31, 2008 increased to $25.5 million from $11.1 million for the quarter ended March 31, 2007, an increase of $14.4 million, or 129.4%. This increase of $14.4 million included an increase of $14.3 million in patient revenues, of which $3.5 million was from the event and Holter monitoring business versus the prior year quarter (full quarter effect in 2008, as the PDSHeart acquisition was consummated on March 8, 2007) and $10.7 million was from CardioNet System revenues. In addition, special project revenue increased by $0.1 million due to increased pass-through costs. Of the $10.7 million increase in CardioNet System revenues, $3.6 million was attributed to increased patient revenues from physicians within the geographies that we historically served and $7.1 was due to geographic expansion.

Gross Profit. Gross profit increased to $15.9 million for the quarter ended March 31, 2008, or 62.6% of revenues, from $7.3 million for the quarter ended March 31, 2007, or 65.9% of revenues. The increase of $8.6 million is primarily due to increased revenue from the CardioNet System and the full quarter effect of the PDSHeart acquisition. As a percentage of revenues, gross profit decreased by 3.3% in the quarter ended March 31, 2008 versus the same quarter last year, primarily due to the inclusion of an entire quarter of lower margin PDSHeart event and Holter monitoring products and a fuel surcharge on device shipments to and from patients.

Sales and Marketing Expense. Sales and marketing expenses were $5.1 million for the quarter ended March 31, 2008 compared to $3.3 million for the quarter ended March 31, 2007. The increase of $1.8 million is due to the full quarter effect of the PDSHeart acquisition. As a percent of total revenues, sales and marketing expenses were 20.1% for the quarter ended March 31, 2008 compared to 29.9% for the quarter ended March 31, 2007, a decline of 9.8% as the full quarter effect of the PDSHeart acquisition was more than offset by higher revenue.

Research and Development Expense. Research and development expenses increased to $1.1 million for the quarter ended March 31, 2008 compared to $1.0 million for the quarter ended March 31, 2007. As a percent of total revenues, research and development expenses declined to 4.5% for the quarter ended March 31, 2008 compared to 8.9% for the quarter ended March 31, 2007, a decline of 4.4% primarily due to higher revenue.

General and Administrative Expense. General and administrative expenses (including amortization) increased to $9.1 million for the quarter ended March 31, 2008 from $5.2 million for the quarter ended March 31, 2007. This increase of $3.9 million, or 74.3%, was primarily due to an increase in the provision for bad debt ($0.6 million), stock based compensation ($0.3 million), increased legal fees ($0.7 million), increased infrastructure due to increased growth and in preparation of becoming a public company ($1.5 million), and amortization of intangible assets in connection with our acquisition of PDSHeart ($0.2 million). In addition, $0.7 million of this increase was related to the PDSHeart general and administrative expenses, excluding bad debt expense, due to the full quarter effect of the PDSHeart acquisition in 2008. As a percent of total revenues, general and administrative expenses declined to 35.6% for the quarter ended March 31, 2008 compared to 46.9% for the quarter ended March 31, 2007, a decrease of 11.3% as the increase in expense was offset by the higher revenue.

Integration, Restructuring and Other Nonrecurring Charges. We have accrued for integration and restructuring costs as well as $1.0 million related to the resolution of a legal matter for the quarter ended March 31, 2008. Integration charges relating to the PDSHeart acquisition were $0.3 million for the quarter ended March 31, 2008. Restructuring charges relating to consolidating our Finance and Human Resources functions in Pennsylvania were $0.1 million for the quarter ended March 31, 2008. We incurred no integration, restructuring or other nonrecurring charges in the quarter ended March 31, 2007.

In connection with the acquisition of PDSHeart, we initiated exit plans for acquired activities that are redundant to our existing operations. The plan includes the closure of a facility and the elimination of 58 positions in the areas of sales, finance, service and management. In connection with the plan, the Company established reserves of $510,000 included in the purchase price allocation. As of March 31, 2008, no positions have been eliminated and approximately $0.3 million of employee-related expenses have been incurred.

In addition, in March 2008, we initiated restructuring plans to consolidate our Finance and Human Resources functions in Pennsylvania. This plan includes the elimination of seven positions in California and is currently anticipated to be completed by September 2008. As of March 31, 2008, no positions have been eliminated and approximately $0.1 million of employee-related expenses have been incurred.

Total Interest Income/Expense, Net. Net interest income was $0.1 million for the quarter ended March 31, 2008 compared to net interest expense of $1.0 million for the quarter ended March 31, 2007. This decrease in interest expense on a net basis is due to the payoff of debt which occurred as a result of a preferred stock financing completed by us in March 2007.

Income Taxes. Our effective tax rate was 41.4% for the quarter ended March 31, 2008. This compares to no income tax benefit or expense for the quarter ended March 31, 2007. The effective tax rate is based on our estimated fiscal 2008 pretax income and does not take into account our net operating loss carryforwards and other future income tax deductions because we are still in the process of determining the timing and manner in which we can utilize such carryforwards and deductions due to limitations in the Internal Revenue Code applicable to changes in ownership of corporations. The Company has approximately $62 million in federal net operating losses as of December 31, 2007 to offset future taxable income expiring in various years through 2026. Following the completion of our analysis of the availability of such carryforwards and future income tax deductions we will adjust our tax rate accordingly in future quarters.

Net Loss. Net loss was $0.3 million for the quarter ended March 31, 2008 compared to a net loss of $3.2 million for the quarter ended March 31, 2007. As a percent of total revenues, net loss was 1.0% for the quarter ended March 31, 2008 compared to a net loss of 28.4% for the quarter ended March 31, 2007.

Years Ended December 31, 2007 and 2006

Revenues. Total revenues for the year ended December 31, 2007 increased to $73.0 million from $33.9 million for the year ended December 31, 2006, an increase of $39.1 million, or 115%. This increase of $39.1 million included an increase of $39.3 million in patient revenues, of which $17.7 million was from the event and Holter monitoring business and $21.6 million was from CardioNet System revenues. These increases in patient revenues were offset by a decrease of $0.3 million in special project revenues. Of the $21.6 million increase in CardioNet System revenues, $3.0 million was attributed to increased patient revenues from physicians within the geographies that we historically served, $5.4 million was due to geographic expansion and $13.2 million was due to the acquisition of the PDSHeart sales force. Special projects revenues decreased due to lower contractual rates.

Cost of Revenues. Cost of revenues for the year ended December 31, 2007 were $25.5 million compared to $12.7 million for the year ended December 31, 2006. This increase of $12.8 million, or 101%, is due to the acquisition of PDSHeart and higher volume for the CardioNet system. Cost of sales was 35% of revenues in December 2007 versus 37% in December 2006. This decline is due mainly to the full period effect of our telephonic hook-up process in 2007, which was still in transition during 2006.

Gross Profit. Gross profit increased to $47.5 million for the year ended December 31, 2007, or 65% of revenues, from $21.2 million for the year ended December 31, 2006, or 63% of revenues.

Sales and Marketing Expense. Sales and marketing expenses were $16.0 million for the year ended December 31, 2007 compared to $6.4 million for the year ended December 31, 2006. The increase of $9.6 million is due to increased costs from a larger sales force which is mainly a result of the PDSHeart acquisition and the introduction of a marketing campaign aimed at promoting our positive clinical trial results. As a percent of total revenues, sales and marketing expenses were 22% for the year ended December 31, 2007 compared to 19% for the year ended December 31, 2006.

Research and Development Expense. Research and development expenses increased to $3.8 million for the year ended December 31, 2007 compared to $3.6 million for the year ended December 31, 2006. As a percent of total revenues, research and development expenses declined to 5% for the year ended December 31, 2007 compared to 11% for the year ended December 31, 2006.

General and Administrative Expense. General and administrative expenses (including amortization) increased to $27.5 million for the year ended December 31, 2007 from $15.6 million for the year ended December 31, 2006. This increase of $11.9 million, or 76%, was primarily due to an increase in the provision for bad debt ($3.9 million), stock based compensation ($0.8 million), executive separation costs ($0.4 million), increased compensation cost for bonuses paid to executive officers in connection with stock loans ($0.3 million), increased employee recruiting cost ($0.4 million), and amortization of intangible assets in connection with our acquisition of PDSHeart ($0.8 million). In addition $3.6 million of this increase was related to the PDSHeart general and administrative expenses excluding bad debt expense. Our provision for bad debt increased to $8.1 million from $4.2 million, an increase of $3.9 million. Of this increase, $1.1 million related to provisions for bad debt related to revenues from our acquisition of PDSHeart. The remaining $2.8 million increase relates to an increase in CardioNet System revenue and additional provisions for uncollectible accounts. Our overall bad debt provision as a percent of patient revenue was 11.1% and 12.4% for the year ended December 31, 2007 and 2006, respectively. As a percent of total revenues, general and administrative expenses declined to 38% for the year ended December 31, 2007 compared to 46% for the year ended December 31, 2006.

Total Interest Expense, Net. Interest expense, net decreased to $0.6 million for the year ended December 31, 2007 from $3.2 million for the year ended December 31, 2006. This net decrease is due to an increase in interest income received from the excess funds generated from our private placement in March 2007, offset by an increase in interest expense related to additional borrowings, including the value of additional warrants and recognition of a beneficial conversion feature issued to debtholders.

Additionally the term loan due to Guidant Investment Corporation of $23.3 million was repaid in August 2007.

Income Taxes. We had no income tax benefit or expense for the year ended December 31, 2007 or for the year ended December 31, 2006.

Net Loss. Net loss decreased to $0.4 million for the year ended December 31, 2007 from $7.6 million for the year ended December 31, 2006. As a percent of total revenues, net loss was 0% for the year ended December 31, 2007 compared to 23% for the year ended December 31, 2006.

Years Ended December 31, 2006 and 2005

Revenues. Total revenues for 2006 increased to $33.9 million from $30.9 million in 2005, an increase of $3.0 million, or 10%. This increase of $3.0 million included an increase of $3.6 million in patient revenues offset by a decrease of $0.6 million in special project revenues. Patient revenues increased due to successful implementation of a new sales strategy and increased penetration in existing markets, which translated to an increase in the total patients serviced. Special project revenues decreased due to a change in the negotiated contract rate.

Cost of Revenues. Cost of revenues for 2006 were $12.7 million compared to $17.0 million in 2005. This decrease of $4.3 million, or 25%, is attributable to a shift in our patient hook-up model from in-home to telephonic, lower device transportation costs and cellular airtime costs following contract renegotiation, and a decrease in the number of employees providing services and customer support as we transitioned from in-home to telephonic hookups. We decreased headcount in our service operation responsible for monitoring patients, providing logistical and customer support and supporting product distribution from 155 people at year-end 2005 to 129 people at year-end 2006. As a percent of total revenues, cost of revenues decreased to 37% in 2006 compared to 55% in 2005.

Gross Profit. Gross profit increased to $21.2 million in 2006, or 63% of revenues, from $14.0 million in 2005, or 45% of revenues.

Sales and Marketing Expense. Sales and marketing expenses were $6.4 million in 2006 compared to $6.5 million in 2005. Expenses remained relatively flat since we did not expand the sales force in 2006 as we awaited completion of the randomized clinical trial. As a percent of total revenues, sales and marketing expenses decreased to 19% in 2006 compared to 21% in 2005.

Research and Development Expense. Research and development expenses increased to $3.6 million in 2006 from $3.4 million in 2005. This increase of $0.2 million, or 7%, was due to continued development of the third generation device, C3. As a percent of total revenues, research and development expenses remained consistent at 11% in 2006 and 2005.

General and Administrative Expense. General and administrative expenses increased to $15.6 million in 2006 from $13.9 million in 2005. This increase of $1.7 million, or 12%, was primarily due to relocation expenses, consulting services related to reimbursement and increased provision for bad debt. Headcount was held relatively flat in 2006 versus 2005. As a percent of total revenues, general and administrative expenses increased to 46% in 2006 compared to 45% in 2005.

Total Interest Expense, Net. Interest expense, net increased to $3.1 million in 2006 from $1.8 million in 2005. This increase of $1.3 million was due to an increase in borrowings in order to fund our operations of $0.8 million and increased accretion in debt discount of $0.6 million.

Income Taxes. We had no income tax benefit or expense for the years ended December 31, 2006 or 2005. As of December 31, 2006 and 2005, we had net deferred income tax assets totaling approximately $30.0 and $27.5 million, respectively, consisting primarily of federal and state net operating loss carryforwards.

Net Loss. Net loss decreased to $7.6 million in 2006 from $11.5 million in 2005. As a percent of total revenues, net loss was 23% in 2006 compared to 37% in 2005.

Liquidity and Capital Resources

From our inception in 1999 through March 31, 2008, we did not generate sufficient cash flows to fund our operations and the growth in our business. As a result, our operations have been financed primarily through the private placement of equity securities, both long-term and short-term debt financings, the issuance in March 2007 of our mandatorily redeemable convertible preferred stock, in which we received net proceeds of approximately $102 million, and our initial public offering in March 2008, in which we received net proceeds, after underwriting discounts and offering expenses, of approximately $46.9 million. Through March 31, 2008, we funded our business primarily through the following:

- initial public offering generating net proceeds of approximately $46.9 million, after deducting underwriting commissions and estimated offering expenses;
- issuance of mandatorily redeemable convertible preferred stock that provided gross proceeds of $110 million, of which $45.9 million was used to acquire PDSHeart;
- issuance of preferred stock that provided gross proceeds of $53.7 million;
- a term loan of $23.3 million from Guidant Investment Corporation, which was repaid on August 15, 2007; and
- bank debt from Silicon Valley Bank consisting of a term loan of $3.0 million, which we repaid on April 1, 2008, and a working capital line secured by accounts receivable of $1.9 million, which was repaid from the proceeds of the mandatorily redeemable convertible preferred stock.

As of March 31, 2008, our principal sources of liquidity were cash totaling $62.0 million and net accounts receivable of $25.6 million.

Cash Flows from Operating Activities

Net cash provided by (used in) operating activities during the years ended December 31, 2005, 2006, 2007 and the three month period ended March 31, 2008 was $(5.5) million, $(2.9) million,

$(0.2) million and $0.8 million, respectively. For the year ended December 31, 2006, cash was used in operations primarily by:

- $7.6 million of net loss; and
- $1.3 million increase in accounts receivable net of reserve primarily as a result of growth in the fourth quarter.

These cash uses were partially offset by:

- $2.7 million of depreciation and amortization expense;
- $1.4 million of interest payments deferred until the maturity of a note payable to a shareholder;
- $0.9 million of non cash accretion of debt discount;
- $0.6 million increase in accrued expenses primarily as a result of additional accrued interest due to the higher debt balance; and
- $0.3 million increase in accounts payable.

For the year ended December 31, 2007, cash was used in operations primarily by:

- $0.4 million of net loss;
- $6.9 million increase in accounts receivable net of reserves primarily as a result of growth; and
- $2.0 million of offering expenses.

The cash uses were partially offset by:

- $4.6 million of depreciation and amortization expense;
- $2.3 million increase in accounts payable and accrued liabilities;
- $0.9 million of non cash stock option expense and common stock issued for services;
- $0.5 million increase in deferred rent; and
- $0.7 million of non cash accretion of debt discount.

For the three month period ended March 31, 2008, cash was provided by operations by:

- $1.9 million of depreciation and amortization expense; and
- $2.1 million increase in accrued expenses and accounts payable primarily relating to amounts due the former PDSHeart stockholders as a result of our initial public offering.

The cash provided by operations was partially offset by:

- $2.9 million increase in accounts receivable net of reserves primarily as a result of growth; and
- $0.3 million increase in prepaid expenses and other assets.

Cash Flows from Investing Activities

Net cash used in investing activities during the years ended December 31, 2005, 2006, 2007 and the three month period ended March 31, 2008 was $0.6 million, $0.9 million, $59.0 million and $4.3 million, respectively. For the year ended December 31, 2006, cash was used in investing activities primarily by:

- $0.5 million increase in asset purchases; and
- $0.3 million increase in non-device purchasing, consisting mainly of purchases of molds and other equipment to support the development of our third generation monitoring device.

For the year ended December 31, 2007, cash was used in investing activities primarily by:

- $13.0 million increase in asset purchases; and
- $46.0 million consideration for the PDSHeart acquisition.

For the three month period ended March 31, 2008, cash was used in investing activities primarily by:

- $1.7 million of asset purchases; and
- $2.6 million in payments to former PDSHeart stockholders as a result of our initial public offering..

Cash Flows from Financing Activities

Net cash provided by financing activities during the years ended December 31, 2005, 2006 and 2007 and the three month period ended March 31, 2008 was $3.2 million, $5.0 million, $73.4 million and $47.4 million, respectively. For the year ended December 31, 2006, cash was provided by financing activities primarily by:

- $5.1 million increase in debt due to securing of a $3.0 million term loan and a $1.9 million working capital line secured by accounts receivable from Silicon Valley Bank and the deferral of interest payment on a loan from a stockholder (rolled into principal of loan) amounting to $1.4 million.

For the year ended December 31, 2007, cash was provided by financing activities primarily by:

- $102.1 million of net proceeds from the sale of mandatorily redeemable convertible preferred convertible stock in March 2007, $0.4 million of proceeds from issuance of debt and $0.4 million of proceeds from shareholder notes partially offset by $29.6 million in debt repayment, consisting of $3.5 million of PDSHeart debt retired and $26.1 million of existing CardioNet debt.

For the three month period ended March 31, 2008 cash was provided by financing activities primarily by:

- $47.3 in net proceeds from our initial public offering.

We believe that our existing cash and cash equivalent balances and revenues from our operations, will be sufficient to meet our anticipated cash requirements for the foreseeable future.

Our future funding requirements will depend on many factors, including:

- the costs associated with developing, manufacturing and building our inventory of our future monitoring solutions;
- the costs of hiring additional personnel and investing in infrastructure;
- the reimbursement rates associated with our products and services;
- actions taken by the FDA and other regulatory authorities affecting the CardioNet System and competitive products;
- our ability to secure contracts with additional commercial payors providing for the reimbursement of our services;
- the emergence of competing technologies and products and other adverse market developments;
- the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights or defending against claims of infringement by others; and

• the costs of investing in additional lines of business outside of arrhythmia monitoring solutions.

To the extent that we raise additional capital by issuing equity securities, our stockholders' ownership will be diluted. In addition, if we determine that we need to raise additional capital, such capital may not be available on reasonable terms, or at all. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring additional debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

Contractual Obligations and Commitments

The following table describes our long-term contractual obligations and commitments as of December 31, 2007:

	Payments due by period						
Contractual obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**	**Beyond**
	(in thousands)						
Interest and principal payable under loan agreements	$ 3,045	$1,258	$1,187	$ 600	$ —	$ —	$ —
Operating lease obligations	9,182	2,066	1,753	1,668	1,508	1,121	1,066
Capital lease obligations	154	52	52	50	—	—	—
Total	$12,381	$3,376	$2,992	$2,318	$1,508	$1,121	$1,066

In connection with our acquisition of PDSHeart, we assumed the obligations under three facility leases which are included in the table above. In addition, in connection with our acquisition of PDSHeart, we agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquistion. Due to the contingent nature of this payment, no liability was recorded in the Company's financial statements as of December 31, 2007. We made this payment to the PDSHeart shareholders following the completion of our initial public offering.

From time to time we may enter into contracts or purchase orders with third parties under which we may be required to make payments. Our payment obligations under certain agreements will depend on, among other things, the progress of our development programs. Therefore, we are unable at this time to estimate with certainty the future costs we will incur under these agreements or purchase orders.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the requirements of SFAS 157; however, we do not believe that its adoption will have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose fair value measurement for many financial instruments and certain other items as of specified election dates. Business entities will thereafter report in earnings the unrealized gains and losses on items for which the fair value option has been chosen. The fair value option may be applied instrument by instrument but may not be applied to portions of instruments and is irrevocable unless a new elections date occurs. SFAS 159 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the potential impact of adoption of SFAS 159, but does not expect that it will have a material effect on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS 141(R)) and SFAS No. 160, *Noncontrolling Interests In Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS 160). SFAS 141(R) establishes new principles and requirements for accounting for business combinations, including recognition and measurement of identifiable assets acquired, goodwill acquired, liabilities assumed, and noncontrolling financial interests. SFAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the potential effect of adoption of SFAS 141(R) and SFAS 160.

Off-Balance Sheet Arrangements

As of December 31, 2007, 2006 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Our cash and cash equivalents as of March 31, 2008 consisted primarily of cash and money market funds with maturities of less than 90 days. The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while, at the same time, maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, our investment policy allows us to maintain a portfolio of cash equivalents and short term investments in a variety of securities including money market funds and corporate debt securities. Due to the short term nature of our investments, we believe we have no material exposure to interest rate risk.

RISK FACTORS

Set forth below and elsewhere in this Annual Report, and in documents we file with the Securities and Exchange Commission, are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report. We believe the risks described below are the risks that are material to us as of the date of this Annual Report. If any of the following risks comes to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business and industry

We have a history of net losses.

We have incurred net losses from our inception through March 31, 2008, including net losses of $0.3 million for the quarter ended March 31, 2008 and $0.4 million for the year ended December 31, 2007. As of March 31, 2008, we had total stockholders' deficit of approximately $82.1 million. We expect our operating expenses to increase as we, among other things:

- expand our sales and marketing activities;
- invest in designing, manufacturing and building our inventory of future generations of the CardioNet System;
- hire additional personnel;
- invest in infrastructure; and
- incur the additional expenses associated with being a public company.

With increasing expenses, we will need to continue to substantially increase our revenues to be profitable in the future.

Our business is dependent upon physicians prescribing our services; if we fail to obtain those prescriptions, our revenues could fail to grow and could decrease.

The success of our business is dependent upon physicians prescribing our services for patients and cross-selling the respective CardioNet and PDSHeart customer bases. Our success in obtaining prescriptions and cross-selling will be directly influenced by a number of factors, including:

- the ability of the physicians with whom we work to obtain sufficient reimbursement and be paid in a timely manner for the professional services they provide in connection with the use of our arrhythmia monitoring solutions, particularly the CardioNet System;
- our ability to educate physicians regarding, and convince them of, the benefits of the CardioNet System over existing treatment methods such as Holter monitors and event monitors; and
- the perceived clinical efficacy of the CardioNet System.

If we are unable to educate physicians regarding the benefits of the CardioNet System, obtain sufficient prescriptions and cross-sell our respective customer bases, revenues from the provision of our arrhythmia monitoring solutions could fail to grow and could decrease.

We and the physicians with whom we work are dependent upon reimbursement for the fees associated with our services; the absence or inadequacy of reimbursement would cause our revenues to fail to grow or decrease.

We receive reimbursement for our services from commercial payors and from Medicare Part B carriers where the services are performed on behalf of the Centers for Medicare and Medicaid Services, or CMS. The Medicare Part B carriers in each state change from time to time, which may result in changes to our reimbursement rates, increased administrative burden and reimbursement delays.

In addition, our prescribing physicians receive reimbursement for professional interpretation of the information provided by our products and services from commercial payors or Medicare carriers within the state where they practice. The efficacy, safety, performance and cost-effectiveness of our products and services, on a stand-alone basis and relative to competing services, will determine the availability and level of reimbursement we and our prescribing physicians receive. Our ability to successfully contract with payors is critical to our business because physicians and their patients will select arrhythmia monitoring solutions other than ours in the event that payors refuse to adequately reimburse our technical fees and physicians' professional fees.

Many commercial payors refuse to enter into contracts to reimburse the fees associated with medical devices or services that such payors determine to be "experimental and investigational". Commercial payors typically label medical devices or services as "experimental and investigational" until such devices or services have demonstrated product superiority evidenced by a randomized clinical trial. We completed a clinical trial in which the CardioNet System provided higher diagnostic yield than traditional loop event monitoring. Prior to our clinical trial, the CardioNet System was labeled "experimental and investigational" by 21 targeted commercial payors, representing approximately 95 million covered lives. Subsequent to our trial, three commercial payors, representing over 26 million covered lives, removed the designation of the CardioNet System as "experimental and investigational". Several of the remaining payors, however, have informed us that they do not believe the data from this trial justifies the removal of this designation. Other commercial payors may also find the data from our clinical trial not compelling. Additional commercial payors may also label the CardioNet System as "experimental and investigational" and, as a result, refuse to reimburse the technical and professional fees associated with the CardioNet System.

Administration of the claims process for the many commercial payors is complex. As a result we sometimes bill payors for services for which we have no reimbursement contract. These payors may require that we return any funds that they pay in respect of these claims.

If commercial payors or Medicare decide not to reimburse our services or the related services provided by physicians, or the rates of such reimbursement change, or if we fail to properly administer claims, our revenues could fail to grow and could decrease.

Reimbursement by Medicare is highly regulated and subject to change; our failure to comply with applicable regulations, could decrease our revenues and may subject us to penalties or have an adverse impact on our business.

We receive approximately 33% of our revenues as reimbursement from Medicare. The Medicare program is administered by Centers for Medicare & Medicaid Services, or CMS, which imposes extensive and detailed requirements on medical services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims, how we operate our monitoring facilities and how and where we provide our arrhythmia monitoring solutions. Our failure to comply with applicable Medicare rules could result in discontinuing our reimbursement under the Medicare payment program, our being required to return funds already paid to us, civil monetary penalties, criminal penalties and/or exclusion from the Medicare program.

In addition, reimbursement from Medicare is subject to statutory and regulatory changes, local and national coverage decisions, rate adjustments and administrative rulings, all of which could materially affect the range of services covered or the reimbursement rates paid by Medicare for use of our arrhythmia monitoring solutions. For example, CMS adopted a new payment policy in January 2007 that reduced the rate of reimbursement for a number of services reimbursed by Medicare. Although this modification to Medicare's reimbursement rates did not affect the amount paid by Medicare for reimbursement of the fees associated with the CardioNet System, it resulted in the reduction of reimbursement rates for event services by 3% to 8%, depending on the type of service, and Holter services by 8% as compared to the corresponding rates in effect in 2006. Based on current proposed Medicare rates for 2008 through 2010, we expect that reimbursement for event and Holter services will continue to decline at an annual rate similar to 2007. In addition, we cannot predict whether future modifications to Medicare's reimbursement policies could reduce or eliminate the amounts we receive from Medicare for the solutions we provide. In addition, Medicare's reimbursement rates can affect the rate that commercial payors are willing to pay for our products and services. Consequently, any future elimination, limitation or reduction in the reimbursement rates provided by Medicare for our arrhythmia monitoring solutions could result in a reduction in the rates we receive from commercial payors.

Reimbursement for the CardioNet System by Medicare and other commercial payors is complicated by the lack of a specific Current Procedural Terminology, or CPT, code, which may result in lower prescription rates or varying reimbursement rates.

When we bill Medicare and certain other commercial payors for the service we provide in connection with the CardioNet System, we submit the bill using the nonspecific billing, or CPT, code "93799". Unlike dedicated CPT codes approved by the American Medical Association, or AMA, and CMS, claims using non-specific codes may require semi-automated or manual processing, as well as additional review by payors. The claims processing requirements associated with a nonspecific code can make our services less attractive to physicians because added time and effort is often required in order to receive payment for their services. Furthermore, the Medicare reimbursement rate for non-specific codes is determined by local Medicare carriers. As a result, the reimbursement rates relating to our CardioNet System are subject to change without notice.

A request to the AMA for a specific CPT code that describes our CardioNet System has been made. The request was discussed and voted upon by the CPT Editorial Panel at its public October 2007 meeting. The results of the vote are confidential. We have been informally advised that the CPT Editorial Panel voted in favor of the request. However, the results of the vote are subject to change until such results are published in the fall of 2008. If the request is officially approved by the AMA CPT Editorial Panel, the specific CPT code would be published in the fall of 2008 and would be available for use in 2009. However, we cannot guarantee that we will receive a specific CPT code for the CardioNet System in that timeframe, or ever. Moreover, if we do receive a CPT code, the reimbursement rate associated with that code, which would be subject to change on an annual basis through a public notice and comment process, may be lower than our current reimbursement rates.

A reduction in sales of our services or a loss of one or more of our key commercial payors would adversely affect our business and operating results.

A small number of commercial payors represent a significant percentage of our revenues. In the quarter ended March 31, 2008, our top 10 commercial payors by revenues accounted for approximately 27.8% of our total revenues. At the end of the first quarter of 2008, we added a commercial payor that represents a material portion of our current revenues, so our top-ten payor concentration will have increased since then. Our agreements with these commercial payors typically allow either party to the contract to terminate the contract by providing between 60 and 120 days prior written notice to the other party at any time following the end of the initial term of the contract. Our commercial payors may elect to terminate or not to renew their contracts with us for any reason and, in some instances can unilaterally change the reimbursement rates they pay. In the event any of our key commercial payors terminate their agreements with us, elect not to renew their agreements with us or elect not to enter into new agreements with us upon expiration of their agreements with us on terms as favorable as our current agreements, our business, operating results and prospects would be adversely affected.

Consolidation of commercial payors could result in payors eliminating coverage of our CardioNet System or reduced reimbursement rates for our CardioNet System.

The commercial payor industry is undergoing significant consolidation. When payors combine their operations, the combined company may elect to reimburse our CardioNet System at the lowest rate paid by any of the participants in the consolidation. If one of the payors participating in the consolidation does not reimburse for the CardioNet System at all, the combined company may elect not to reimburse for the CardioNet System. Our reimbursement rates tend to be lower for larger payors. As a result, as payors consolidate, our average reimbursement rate may decline.

Our acquisition of PDSHeart, as well as any other companies or technologies we may acquire in the future, could prove difficult to integrate and may disrupt our business and harm our operating results and prospects.

Our acquisition of PDSHeart involves numerous risks, including the risk that we will not take advantage of the cross-selling opportunities brought about by the acquisition. In addition, our acquisition of PDSHeart, as well as acquisitions in which we may engage in the future, involve risks associated with our assumption of the liabilities of an acquired company, which may be liabilities that we were or are unaware of at the time of the acquisition, potential write-offs of acquired assets and potential loss of the acquired company's key employees or customers.

We may encounter difficulties in successfully integrating our operations, technologies, services and personnel with that of the acquired company, and our financial and management resources may be diverted from our existing operations. For example, following our acquisition of PDSHeart we have offices in Pennsylvania, California, Florida, Georgia and Minnesota. Our offices in multiple states create a strain on our ability to effectively manage our operations and key personnel. If we elect to consolidate our facilities we may lose key personnel unwilling to relocate to the consolidated facility, may have difficulty hiring appropriate personnel at the consolidated facility and may have difficulty providing continuity of service through the consolidation.

Physician and patient satisfaction or performance problems with an acquired business, technology, service or device could also have a material adverse effect on our reputation. Additionally, potential disputes with the seller of an acquired business or its employees, suppliers or customers and amortization expenses related to goodwill and other intangible assets could adversely affect our business, operating results and financial condition.

We may not be able to realize the anticipated benefits of the PDSHeart acquisition or any other acquisition we may pursue or to profitably deploy acquired assets. If we fail to properly evaluate and execute acquisitions, our business may be disrupted and our operating results and prospects may be harmed.

If we are unable to manage our expected growth, our revenues and operating results may be adversely affected.

Our business plans call for rapid expansion of our sales and marketing operations and growth of our research and development, product development and administrative operations. We had a sales force of 81 account executives at June 30, 2008. We expect this expansion will place a significant strain on our management and operational and financial resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. To manage our growth we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our growing employee base. If we are unable to manage our growth effectively, revenue growth may not be realized or may not be sustainable, may not result in improved operating results or earnings, and our business, financial condition and results of operations could be harmed.

Our business is dependent upon having sufficient monitors and sensors. If we do not have enough monitors or sensors or experience delays in manufacturing, we may be unable to fill prescriptions in a timely manner, physicians may elect not to prescribe the CardioNet System, and our revenues and growth prospects could be harmed.

When a physician prescribes the CardioNet System to a patient, our customer service department begins the patient hook-up process, which includes procuring a monitor and sensors from our distribution department and sending them to the patient. While our goal is to provide each patient with a monitor and sensors in a timely manner, we have experienced and may in the future experience delays due to the availability of monitors, primarily when converting to a new generation of monitor or, more recently, in connection with the increase in prescriptions following our acquisition of PDSHeart.

We may also experience shortages of monitors or sensors due to manufacturing difficulties. Multiple suppliers provide the components used in the CardioNet System, but our facilities in San Diego, California are registered and approved by the United States Food and Drug Administration, or FDA, as the ultimate manufacturer of the CardioNet System. Our manufacturing operations could be disrupted by fire, earthquake or other natural disaster, a work stoppage or other labor-related disruption, failure in supply or other logistical channels, electrical outages or other reasons. If there was a disruption to our facilities in San Diego, we would be unable to manufacture the CardioNet System until we have restored and re-qualified our manufacturing capability or developed alternative manufacturing facilities.

Our success in obtaining future prescriptions from physicians is dependent upon our ability to promptly deliver monitors and sensors to our patients, and a failure in this regard would have an adverse effect on our revenues and growth prospects.

Interruptions or delays in telecommunications systems or in the data services provided to us by QUALCOMM or the loss of our wireless or data services could impair the delivery of our CardioNet System services.

The success of the CardioNet System is dependent upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing and communication capabilities. The monitors we use in connection with the CardioNet System rely on a third party wireless carrier to transmit data over its data network during times that the monitor is removed from its base. All data sent by our monitors via this wireless data network or via landline is routed directly to QUALCOMM data centers and subsequently routed to our monitoring center. We are dependent upon these third parties to provide data transmission and data hosting services to us. We do not have an agreement directly with this third party wireless carrier. Although we do have an agreement with QUALCOMM that has a termination date in September 2012, QUALCOMM may terminate its agreement with us if certain conditions occur, including if QUALCOMM's agreement with the third party wireless carrier terminates, in the event we fail to maintain an agreed-upon number of active cardiac monitoring devices on the QUALCOMM network or in the event that we begin to utilize the services of a provider of monitoring and communication services other than QUALCOMM. We have no control over the status of the agreement between QUALCOMM and the wireless carrier. If we fail to maintain our relationships with QUALCOMM or if we lose wireless carrier services, we would be forced to seek alternative providers of data transmission and data hosting services, which might not be available on commercially reasonable terms or at all.

As we expand our commercial activities, an increased burden will be placed upon our data processing systems and the equipment upon which they rely. Interruptions of our data networks or the data networks of QUALCOMM for any extended length of time, loss of stored data or other computer problems could have a material adverse effect on our business, financial condition and results of operations. Frequent or persistent interruptions in our arrhythmia monitoring services could cause permanent harm to our reputation and could cause current or potential users of the CardioNet System or prescribing physicians to believe that our systems are unreliable, leading them to switch to our competitors. Such interruptions could result in liability, claims and litigation against us for damages or injuries resulting from the disruption in service.

Our systems are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, break-ins, sabotage, and acts of vandalism. Despite any precautions that we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in these services. We do not carry business interruption insurance to protect against losses that may result from interruptions in service as a result of system failures. Moreover, the communications and information technology industries are subject to rapid and significant changes, and our ability to operate and compete is dependent in significant part on our ability to update and enhance the communication technologies used in our systems and services.

The market for arrhythmia monitoring solutions is highly competitive. If our competitors are able to develop or market monitoring solutions that are more effective, or gain greater acceptance in the marketplace, than any solutions we develop, our commercial opportunities will be reduced or eliminated.

The market for arrhythmia monitoring solutions is evolving rapidly and becoming increasingly competitive. Our industry is highly fragmented and characterized by a small number of large providers and a large number of smaller regional service providers. These third parties compete with us in marketing to payors and prescribing physicians, recruiting and retaining qualified personnel, acquiring technology and developing solutions complementary to our programs. In addition, as companies with substantially greater resources than ours enter our market, we will face increased competition. If our competitors are better able to develop and patent arrhythmia monitoring solutions than us, or develop more effective and/or less expensive arrhythmia monitoring solutions that render our solutions obsolete or non-competitive or deploy larger or more effective marketing and sales resources than ours, our business will be harmed and our commercial opportunities will be reduced or eliminated.

If we need to raise additional funding in the future, we may be unable to raise such capital when needed, or at all, and the terms of such capital may be adverse to our stockholders.

We believe that the net proceeds from our initial public offering, together with our existing cash and cash equivalent balances, will be sufficient to meet our anticipated cash requirements for the foreseeable future. However, our future funding requirements will depend on many factors, including:

- the costs associated with manufacturing and building our inventory of our next generation C3 monitor;
- the costs of hiring additional personnel and investing in infrastructure to support future growth;
- the reimbursement rates associated with our products and services;
- actions taken by the FDA, CMS and other regulatory authorities affecting the CardioNet System and competitive products;
- our ability to secure contracts with additional commercial payors providing for the reimbursement of our services;
- the emergence of competing technologies and products and other adverse market developments;
- the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights or defending against claims of infringement by others; and
- the costs of investing in additional lines of business outside of arrhythmia monitoring solutions.

If we need to, or choose to, raise additional capital in the future, such capital may not be available on reasonable terms, or at all. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and financial ratios that may restrict our ability to operate our business.

Our manufacturing facilities and the manufacturing facilities of our suppliers must comply with applicable regulatory requirements. If we or our suppliers fail to achieve or maintain regulatory approval of these manufacturing facilities, our growth could be limited and our business could be harmed.

We currently manufacture the monitors and sensors for the CardioNet System in San Diego, California. Monitors used in the provision of services by PDSHeart are purchased from several third parties. In order to maintain compliance with FDA and other regulatory requirements, our manufacturing facilities must be periodically re-evaluated and qualified under a quality system to ensure they meet production and quality standards. Suppliers of components of and products used to manufacture the CardioNet System and the manufacturers of the monitors used in the provision of services by PDSHeart must also comply with FDA and foreign regulatory requirements, which often require significant resources and subject us and our suppliers to potential regulatory inspections and stoppages. We or our suppliers may not satisfy these requirements. If we or our suppliers do not maintain regulatory approval for our manufacturing operations, our business would be harmed.

Our dependence on a limited number of suppliers may prevent us from delivering our devices on a timely basis.

We currently rely on a limited number of suppliers of components for the CardioNet System. If these suppliers became unable to provide components in the volumes needed or at an acceptable price, we would have to identify and qualify acceptable replacements from alternative sources of supply. Qualifying suppliers is a lengthy process. Delays or interruptions in the supply of our requirements could limit or stop our ability to provide sufficient quantities of devices on a timely basis, meet demand for our services, which could have a material adverse effect on our business, financial condition and results of operations.

We could be subject to medical liability or product liability claims which may not be covered by insurance and which would adversely affect our business and results of operations.

The design, manufacture and marketing of services of the types we provide entail an inherent risk of product liability claims. Any such claims against us may require us to incur significant defense costs, irrespective of whether such claims have merit. In addition, we provide information to health care providers and payors upon which determinations affecting medical care are made, and claims may be made against us resulting from adverse medical consequences to patients resulting from the information we provide. In addition, we may become subject to liability in the event that the monitors and sensors we use fail to correctly record or transfer patient information or if we provide incorrect information to patients or health care providers using our services. We have also agreed to indemnify QUALCOMM for any claims resulting from the provision of our services. If we incur one or more significant claims against us, if we are required to indemnify QUALCOMM as a result of the provision of our services, or if we are required to undertake remedial actions in response to any such claims, such claims or actions would adversely affect our business and results of operations.

Our liability insurance is subject to deductibles and coverage limitations. In addition, our current insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against any claims against us, we will be exposed to significant liabilities, which may harm our business.

If we do not obtain and maintain adequate protection for our intellectual property, the value of our technology and devices may be adversely affected.

Our business and competitive positions are dependent in part upon our ability to protect our proprietary technology. To protect our proprietary rights, we rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements and protective contractual provisions with other third parties. We attempt to protect our intellectual property position by filing trademark applications and U.S., foreign and international patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.

As of July 21, 2008, we had 14 issued U.S. patents, eight foreign patents and 41 pending U.S., foreign and international patent applications relating to various aspects of the CardioNet System. As of July 21, 2008, we also had 10 trademark registrations and one pending trademark application in the United States for a variety of word marks and slogans. We do not believe that any single patent, trademark or other intellectual property right of ours, or combination of our intellectual property rights, is likely to prevent others from competing with us using a similar business model. There are many issued patents and patent applications held by others in our industry and the electronics field. Our competitors may independently develop technologies that are substantially similar or superior to our technologies, or design around our patents or other intellectual property to avoid infringement. In addition, we may not apply for a patent relating to products or processes that are patentable, we may fail to receive any patent for which we apply or have applied, and any patent owned by us or issued to us could be circumvented, challenged, invalidated, or held to be unenforceable, or rights granted thereunder may not adequately protect our technology or provide a competitive advantage to us. For example, with respect to one of our U.S. patents, we have a corresponding foreign patent, the claims of which were amended substantially more so than in the United States, to overcome art that was of record in the U.S. patent. If a third-party challenges the validity of any patents or proprietary rights of ours, we may become involved in intellectual property disputes and litigation that would be costly and time-consuming.

Although third parties may infringe our patents and other intellectual property rights, we may not be aware of any such infringement, or we may be aware of potential infringement but elect not to seek to prevent such infringement or pursue any claim of infringement, and the third party may continue its potentially infringing activities. For example, we believe that LifeWatch Corp. may be infringing our intellectual property rights. Any decision whether or not to take further action in response to potential infringement of our patent or other intellectual property rights may be based on any one or more of a variety of factors, such as the potential costs and benefits of taking such action, and business and legal issues and circumstances. Litigation of claims of infringement of a patent or other intellectual property rights may be costly and time-consuming and divert the attention of key company personnel, and may not be successful or result in any significant recovery of compensation for any infringement or enjoining of any infringing activity. Litigation or licensing discussions may also involve or lead to counterclaims that could be brought by a potential infringer to challenge the validity or enforceability of our patents and other intellectual property.

To protect our trade secrets and other proprietary information, we generally require our employees, consultants, contractors and outside collaborators to enter into written nondisclosure agreements. These agreements, however, may not provide adequate protection to prevent any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. Also, others may independently develop the same or substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Our ability to market our services may be impaired by the intellectual property rights of third parties.

Our success is dependent in part upon our ability to avoid infringing the patents or proprietary rights of others. Our industry and the electronics field are characterized by a large number of patents, patent filings and frequent litigation based on allegations of patent infringement. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to devices, services or processes that we compete with or are similar to ours. We may not be aware of all of the patents or patent applications potentially adverse to our interests that may have been or may later be issued to or filed by others. U.S. patent applications may be kept confidential while pending in the Patent and Trademark Office. If other companies have or obtain patents relating to our products or services, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could impair or foreclose our ability to make, use, market or sell our products and services.

Based on the litigious nature of our industry and the electronics field and the fact that we may pose a competitive threat to some companies who own or control various patents, it is always possible that one or more third parties may assert a patent infringement claim seeking damages and to enjoin the manufacture, use, sale and marketing of our products and services. If a third-party asserts that we have infringed its patent or proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly and time-consuming and could impair or foreclose our ability to make, use, market or sell our products and services. For example, a competitor initiated a patent infringement lawsuit against us in November 2004, which we defended and ultimately settled in March 2006. Other lawsuits may have already been filed against us without our knowledge. LifeWatch Corp. has asserted or made statements suggesting that it believes we are infringing its intellectual property rights. Additionally, we have received and expect to continue to receive notices from other third parties suggesting or asserting that we are infringing their patents and inviting us to license such patents. We do not believe, however, that we are infringing LifeWatch's or any other party's patents or that a license to any such patents is necessary. Should litigation over such patents arise, which could occur if, for example, a third party files a lawsuit alleging infringement of such patents or if we file a lawsuit challenging such patents as being invalid or unenforceable, we intend to vigorously defend against any allegation of infringement. If we are found to infringe the patent or intellectual property rights of others, we may be required to pay damages, stop the infringing activity or obtain licenses or rights to the patents or other intellectual property in order to use, manufacture, market or sell our products and services. Any required license may not be available to us on acceptable terms or at all. If we succeed in obtaining such licenses, payments under such licenses would reduce any earnings from our products. In addition, licenses may be non-exclusive and, accordingly, our competitors may have access to the same technology as that which may be licensed to us. If we fail to obtain a required license or are unable to alter the design of our product candidates to make a license unnecessary, we may be unable to manufacture, use, market or sell our products and services, which could significantly affect our ability to achieve, sustain or grow our commercial business. Moreover, regardless of the outcome, patent litigation against or by us could significantly disrupt our business, divert our management's attention and consume our financial resources. We cannot predict if or when any third party will file suit for patent or other intellectual property infringement.

We are highly dependent on our President and Chief Executive Officer, Chief Financial Officer and other key employees, and if we are not able to retain them or to recruit and retain additional qualified personnel, our business may suffer.

We are highly dependent upon our President and Chief Executive Officer, Chief Financial Officer and other key employees. The loss of their services could have a material adverse effect on our business, financial condition and results of operations. The employment of our executive officers and key employees with us is "at will", and each employee can terminate his or her relationship with us at any time.

We will need to hire additional senior executives and qualified scientific, commercial, regulatory, sales, quality assurance and control and administrative personnel as we continue to expand our commercial activities. We may not be able to attract and retain qualified personnel on acceptable terms given the competition for such personnel among companies that provide arrhythmia monitoring solutions. We have offices in Pennsylvania, California, Florida, Georgia and Minnesota. Competition for personnel with arrhythmia monitoring experience in each of those areas is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, or if we lose current employees, we may be unable to continue our business operations.

Our business operations could be significantly disrupted if we fail to properly integrate our management team.

Our Chief Executive Officer, Executive Chairman and Chief Financial Officer recently joined CardioNet and are being integrated into our management team. Each of these officers will have significant responsibility for our operations and success, but have only limited experience with our business. If they do not smoothly and rapidly develop knowledge of our business and integrate with our existing management, our business operations could be significantly disrupted.

If we fail to obtain and maintain necessary FDA clearances, our business would be harmed.

The monitors and sensors that we manufacture and sell as part of the CardioNet System are classified as medical devices and are subject to extensive regulation by the FDA. Further, we maintain establishment registration with the FDA as a distributor of medical devices. FDA regulations govern manufacturing, labeling, promotion, distribution, importing, exporting, shipping and sale of these devices.

The CardioNet System, including our C3 monitor, and our arrhythmia detection algorithms have "510(k) clearance" status from the FDA. Modifications to the CardioNet System or our algorithms that could significantly affect safety or effectiveness, or that could constitute a significant change in intended use, would require a new clearance from the FDA. If in the future we make changes to the CardioNet System or our algorithms, the FDA could determine that such modifications require new FDA clearance, and we may not be able to obtain such FDA clearances in a timely fashion or at all.

We are subject to continuing regulation by the FDA, including quality regulations applicable to the manufacture of the CardioNet System and various reporting regulations and regulations that govern the promotion and advertising of medical devices. The FDA could find that we have failed to comply with one of these requirements, which could result in a wide variety of enforcement actions, ranging from a warning letter to one or more severe sanctions, including the following:

- fines, injunctions and civil penalties;
- recall or seizure of the CardioNet System;
- operating restrictions, partial suspension or total shutdown of production;
- refusal to grant 510(k) clearance of new components or algorithms;
- withdrawing 510(k) clearance already granted to one or more of our existing components or algorithms; and
- criminal prosecution.

Any of these enforcement actions could be costly and significantly harm our business, financial condition and results of operations.

Enforcement of federal and state laws regarding privacy and security of patient information may adversely affect our business, financial condition or operations.

The use and disclosure of certain health care information by health care providers and their business associates have come under increasing public scrutiny. Recent federal standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish rules concerning how individually-identifiable health information may be used, disclosed and protected. Historically, state law has governed confidentiality issues, and HIPAA preserves these laws to the extent they are more protective of a patient's privacy or provide the patient with more access to his or her health information. As a result of the implementation of the HIPAA regulations, many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA provisions. We must operate our business in a manner that complies with all applicable laws, both federal and state, and that does not jeopardize the ability of our customers to comply with all applicable laws. We believe that our operations are consistent with these legal standards. Nevertheless, these laws and regulations present risks for health care providers and their business associates that provide services to patients in multiple states. Because these laws and regulations are recent, and few have been interpreted by government regulators or courts, our interpretations of these laws and regulations may be incorrect. If a challenge to our activities is successful, it could have an adverse effect on our operations, may require us to forego relationships with customers in certain states and may restrict the territory available to us to expand our business. In addition, even if our interpretations of HIPAA and other federal and state laws and regulations are correct, we could be held liable for unauthorized uses or disclosures of patient information as a result of inadequate systems and controls to protect this information or as a result of the theft of information by unauthorized computer programmers who penetrate our network security. Enforcement of these laws against us could have a material adverse effect on our business, financial condition and results of operations.

We may be subject, directly or indirectly, to federal and state health care fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal health care fraud and abuse laws, including the Federal Healthcare Programs' Anti-Kickback Statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual for an item or service, or the ordering, furnishing or arranging for an item or service, for which payment may be made under federal health care programs, such as the Medicare and Medicaid programs. For some of our services, we directly bill physicians for our services, who in turn bill payors. Although we believe such payments to be proper and in compliance with laws and regulations, we may be subject to claims that we are in violation of these laws and regulations. If our past or present operations are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and results of operations could be adversely affected.

The operation of our call centers and monitoring facilities is subject to rules and regulations governing Independent Diagnostic Testing Facilities and state licensure requirements; failure to comply with these rules could prevent us from receiving reimbursement from Medicare and some commercial payors.

We have call centers and monitoring facilities in Pennsylvania, Georgia, Florida, and Minnesota that analyze the data obtained from arrhythmia monitors and report the results to physicians. In order for us to receive reimbursement from Medicare and some commercial payors, we must have a call center certified as an Independent Diagnostic Testing Facility, or IDTF. Certification as an IDTF requires that we follow strict regulations governing how the center operates, such as requirements regarding the experience and certifications of the technicians who review data transmitted from our monitors. These rules and regulations vary from location to location and are subject to change. If they change, we may have to change the operating procedures at our monitoring facilities and call centers, which could increase our costs significantly. If we fail to obtain and maintain IDTF certification, our services may no longer be reimbursed by Medicare and some commercial payors, which could have a material adverse impact on our business.

We may be subject to federal and state false claims laws which impose substantial penalties.

Many of the physicians and patients who use our services file claims for reimbursement with government programs such as Medicare and Medicaid. As a result, we may be subject to the federal False Claims Act if we knowingly "cause" the filing of false claims. Violations may result in substantial civil penalties, including treble damages. The federal False Claims Act also contains "whistleblower" or "qui tam" provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government. In recent years, the number of suits brought in the medical industry by private individuals has increased dramatically. Various states have enacted laws modeled after the federal False Claims Act, including "qui tam" provisions, and some of these laws apply to claims filed with commercial insurers.

We are unable to predict whether we could be subject to actions under the federal False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the False Claims Act, could significantly affect our financial performance.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenues and operating results.

Health care laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. We cannot provide assurance that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenues and operating results, or that the health care regulatory environment will not change in a way that restricts our operations. In addition, as a result of the focus on health care reform in connection with the 2008 presidential election, there is risk that Congress may implement changes in laws and regulations governing health care service providers, including measures to control costs, or reductions in reimbursement levels, which may adversely affect our business and results of operations.

Changes in the health care industry or tort reform could reduce the number of arrhythmia monitoring solutions ordered by physicians, which could result in a decline in the demand for our solutions, pricing pressure and decreased revenues.

Changes in the health care industry directed at controlling health care costs or perceived over-utilization of arrhythmia monitoring solutions could reduce the volume of solutions ordered by physicians. If more health care cost controls are broadly instituted throughout the health care industry, the volume of cardiac monitoring solutions could decrease, resulting in pricing pressure and declining demand for our services, which could harm our operating results. In addition, it has been suggested that some physicians order arrhythmia monitoring solutions even when the services may have limited clinical utility in large part to establish a record for defense in the event of a claim of medical malpractice against the physician. Legal changes making it more difficult to bring medical malpractice cases, known as tort reform, could reduce the amount of our services prescribed as physicians respond to reduced risks of litigation, which could harm our operating results.

A write-off of the value of our goodwill or intangible assets could adversely affect our results of operations.

As of March 31, 2008, we had $46.0 million of goodwill and $2.6 million of intangible assets, most of which resulted from acquisition of PDSHeart. Current accounting rules require that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. If the carrying amount of a reporting unit exceeds its fair value, then a goodwill impairment test is performed to measure the amount of the impairment loss, if any. The goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. Determining the fair value of the implied goodwill is judgmental in nature and often involves the use of significant estimates and assumptions. Any determination requiring the write-off of a significant portion of goodwill or intangible assets could have a material adverse effect on the market price of our common stock, and our business, financial condition and results of operations.

Risks related to the securities market and investment in our common stock

Our quarterly operating results and stock price may be volatile or may decline regardless of our operating performance.

The market price for our common stock has been and is likely to continue to be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

- changes in reimbursement rates or policies by payors;
- adoption of the CardioNet System by physicians;
- changes in Medicare rules or regulations;
- the development of increased compensation for arrhythmia monitoring solutions;
- price and volume fluctuations in the overall stock market;
- changes in operating performance and stock market valuations of other early stage companies generally;
- the seasonal nature of our revenues, which have typically been moderately lower during summer months, which we believe may be due to physician and patient vacation schedules and patient reluctance to initiate cardiac monitoring during months when patients are more likely to be more active;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;
- ratings downgrades by any securities analysts who follow our common stock;
- the public's response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC, and announcements relating to payor reimbursement decisions, product development, litigation and intellectual property impacting us or our business;
- market conditions or trends in our industry or the economy as a whole;
- the development and sustainability of an active trading market for our common stock;
- future sales of our common stock by our officers, directors and significant stockholders;

- other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events; and
- changes in accounting principles.

In addition, the stock markets, and in particular the Nasdaq Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many health care companies. Stock prices of many health care companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Future sales of our common stock or securities convertible into our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As of March 31, 2008, we had 23,065,145 outstanding shares of common stock. Of these, approximately 5,000,000 shares of our common stock are subject to lock-up agreements that are in force through and including October 29, 2008. Substantially all of the shares of our common stock subject to lock-up agreements may be sold upon expiration of such agreements. In addition, we have outstanding warrants to purchase up to 6,250 shares of our common stock that, if exercised, would result in these additional shares becoming available for sale upon expiration of the lock-up agreements.

Effective February 15, 2008, the SEC adopted revisions to Rule 144. Under the newly adopted revisions:

- the holding period for restricted shares of our common stock has been reduced to six months under specified circumstances;
- the restrictions on the sale of restricted shares of our common stock held by affiliates and non-affiliates of ours has been reduced; and
- certain other restrictions on resale of the shares of our common stock under Rule 144 were modified, and these modifications make it easier for our stockholders under specified circumstances to sell their shares upon the expiration of the lock-up agreements beginning 180 days after the date of the final prospectus relating to our initial public offering.

Based on the number of shares outstanding as of March 31, 2008, holders of up to approximately 14,016,792 shares of common stock (including shares of our common stock issuable upon the exercise of a warrant to purchase up to 6,250 shares of our common stock) have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These rights will terminate on March 25, 2011, or for any particular holder with registration rights who holds less than one percent of our outstanding capital stock, at any time when all securities held by that stockholder that are subject to registration rights may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, within a single 90 day period. We have also registered all shares of common stock that we may issue under our equity compensation plans. These shares can be freely sold in the public market upon issuance, subject to the lock-up agreements described above.

We agreed, subject to various terms and conditions, to register on or prior to June 23, 2008 the 7,680,902 shares of our common stock that were issued at the closing of our initial public offering upon conversion of our mandatorily redeemable convertible preferred stock, and use commercially reasonable best efforts to cause the registration statement to become effective prior to September 21, 2008. The registration statement of which this prospectus forms a part, once effective, will register the offer and sale of these shares. Once registered, subject to any lock-up agreements or other restrictions, these shares will be freely tradable. If we fail to register these shares when and as required, we will be required to pay liquidated damages at a rate of 0.5% of the original purchase price of the mandatorily redeemable convertible preferred stock, plus accrued and unpaid dividends, for the initial failure and 1.0% of the original purchase price of the mandatorily redeemable convertible preferred stock, plus accrued and unpaid dividends, for each 30-day period thereafter that the failure goes uncured. We intend to comply with our obligations relating to such registration.

If a large number of our shares of our common stock or securities convertible into our common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

The limited trading volume of our common stock could result in price volatility and may make it difficult for you to sell your shares.

Since the completion of our initial public offering our common stock has been thinly traded, with an average daily trading volume during the past three months of less than 140,000 shares. The limited trading volume of our common stock could result in significant volatility in the price of our stock. In addition, the limited trading volume of our common stock may make it more difficult for our stockholders to sell their shares of our stock.

Anti-takeover provisions in our charter documents and Delaware law might deter acquisition bids for us that our stockholders might consider favorable.

Our amended and restated certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

- establish a classified board of directors so that not all members of our board are elected at one time;
- authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and
- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change of control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and cause us to take other corporate actions such stockholders desire.

Our existing principal stockholders, executive officers and directors have substantial control over us, which may prevent our stockholders from influencing significant corporate decisions and may harm the market price of our common stock.

Including stock options that are exercisable within 60 days of August 31, 2008, our existing principal stockholders, executive officers and directors, together with their affiliates, beneficially owned, in the aggregate, approximately 16.69% of our outstanding common stock. These stockholders may have interests that conflict with other stockholders. Accordingly, this concentration of ownership may harm the market price of our common stock by:

- delaying a change of control;
- impeding a merger, consolidation, takeover or other business combination involving us; or
- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued expansion of our business may require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Even if we were not prohibited from paying dividends, any determination to do so in the future would be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements, since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. These risks, uncertainties and other factors include, but are not limited to, those described under "Risk Factors."

In addition, past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report.

CARDIONET, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CardioNet, Inc.

PDSHeart, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CardioNet, Inc.

We have audited the accompanying balance sheets of CardioNet, Inc. (the "Company") as of December 31, 2006 and 2007, and the related statements of operations, redeemable convertible preferred stock and shareholders' deficit, and cash flows for the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CardioNet, Inc. at December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for stock-based compensation effective January 1, 2006.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 18, 2008, except for the second paragraph of Note 2 as to which the date is March 5, 2008.

CARDIONET, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2007	March 31, 2008 (unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 3,909,150	$ 18,090,636	$ 61,973,117
Accounts receivable, net of allowance for doubtful accounts of $6,263,000, $7,909,147, and $10,227,226 at December 31, 2006 and 2007, and March 31, 2008, respectively	10,496,607	22,853,958	25,636,175
Due from related parties	90,628	142,965	130,206
Prepaid expenses and other current assets	294,913	287,284	1,342,018
Total current assets	14,791,298	41,374,843	89,081,516
Property and equipment, net	1,779,043	15,094,205	15,138,648
Due from related parties	207,278	—	—
Intangible assets, net	—	2,806,950	2,560,854
Goodwill	—	41,162,835	45,999,403
Other assets	392,450	2,600,695	1,985,894
Total assets	$ 17,170,069	$103,039,528	$ 154,766,315
Liabilities and shareholders' deficit			
Current liabilities:			
Accounts payable	$ 1,642,132	$ 3,971,781	$ 2,929,864
Accrued liabilities	5,285,412	6,424,886	12,005,951
Bridge loan payable to certain shareholders	3,229,247	—	—
Note payable to shareholder	21,001,719	—	—
Current portion of debt	2,346,186	1,088,528	1,489,950
Current portion of capital leases	—	48,688	48,688
Deferred revenue	—	465,578	648,850
Total current liabilities	33,504,696	11,999,461	17,123,303
Note payable to shareholder	—	—	—
Long-term debt, net of current portion	2,911,115	1,655,449	1,381,976
Deferred rent	428,534	878,886	849,502
Other noncurrent liabilities	182,490	68,961	60,867
Total liabilities	37,026,835	14,602,757	19,415,648
Redeemable convertible preferred stock			
Convertible preferred stock—no par value:			
Mandatorily redeemable convertible preferred stock 114,883 and 0 shares authorized, 114,839 and 0 shares issued and outstanding at December 31, 2007 and March 31, 2008 respectively	—	115,301,850	—
Shareholders' deficit			
Series A—1,563,248 shares authorized, issued, and outstanding as of December 31, 2006 and 2007, 0 shares authorized, issued and outstanding as of March 31, 2008	390,812	390,812	—
Series B—4,720,347 shares authorized; 4,707,847 shares issued and outstanding as of December 31, 2006 and 2007, 0 shares authorized issued and outstanding as of March 31, 2008	6,903,969	6,903,969	—
Series C—10,399,011 shares authorized, issued, and outstanding as of December 31, 2006 and 2007, 0 shares authorized, issued and outstanding as of March 31, 2008	36,195,991	36,195,991	—
Series D—1,000,000 shares authorized, issued, and outstanding as of December 31, 2006 and 2007, 0 shares authorized, issued and outstanding as of March 31, 2008	9,964,933	9,964,933	—
Series D1—964,075 shares authorized, none issued and outstanding as of December 31, 2006 and 2007, 0 shares authorized, issued and outstanding as of March 31, 2008	—	—	—
Common stock—no par value as of December 31, 2006 and 2007 and $.001 par value as of March 31, 2008; 50,000,000 shares authorized as of December 31, 2006 and 2007 and 200,000,000 shares authorized as of March 31, 2008; 2,971,054, 3,130,054, and 22,985,279 shares issued, outstanding and vested at December 31, 2006, 2007, and March 31, 2008, respectively	1,186,463	1,399,402	23,067
Paid-in capital	1,686,369	—	217,387,993
Notes receivable from shareholders	(224,250)	—	—
Accumulated deficit	(75,961,053)	(81,720,186)	(82,060,393)
Total shareholders' deficit	(19,856,766)	(26,865,079)	(135,350,667)
Total liabilities and shareholders' deficit	$ 17,170,069	$103,039,528	$ 154,766,315

See accompanying notes.

CARDIONET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,	
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Revenues:					
Net patient service revenues	$ 29,466,653	$33,019,175	$72,357,437	$10,957,150	$25,247,977
Other revenues	1,471,075	903,626	634,749	143,361	215,307
Total revenues	30,937,728	33,922,801	72,992,186	11,100,511	25,463,284
Cost of revenues	16,963,107	12,700,998	25,526,418	3,790,238	9,518,996
Gross profit	13,974,621	21,221,803	47,465,768	7,310,273	15,944,288
Operating expenses:					
Research and development	3,360,753	3,630,819	3,781,991	990,467	1,141,530
General and administrative	13,853,089	15,630,610	27,473,895	5,200,815	9,066,407
Sales and marketing	6,455,686	6,448,290	15,968,271	3,319,838	5,114,727
Integration, restructuring and other nonrecurring charges	—	—	—	—	1,305,555
Total operating expenses	23,669,528	25,709,719	47,224,157	9,511,120	16,628,219
Loss from operations	(9,694,907)	(4,487,916)	241,611	(2,200,847)	(683,931)
Other income (expense):					
Interest income	96,463	114,295	1,621,738	223,270	178,040
Interest expense	(1,864,813)	(3,271,111)	(2,221,420)	(1,176,532)	(65,826)
Total other income (expense)	(1,768,350)	(3,156,816)	(599,682)	(953,262)	112,214
Loss before benefit from income taxes	(11,463,257)	(7,644,732)	(358,071)	(3,154,109)	(571,717)
Benefit from income taxes	—	—	—	—	231,510
Net loss	(11,463,257)	(7,644,732)	(358,071)	(3,154,109)	(340,207)
Dividends on and accretion of mandatorily redeemable convertible preferred stock	—	—	(8,346,089)	(482,448)	(2,596,942)
Net loss available to common shareholders	$(11,463,257)	$(7,644,732)	$(8,704,160)	$(3,636,557)	$(2,937,149)
Net loss per common share:					
Basic and diluted	$ (4.04)	$ (2.63)	$ (2.89)	$ (1.22)	$ (0.63)
Pro forma (unaudited)			$ (0.52)		$ (0.63)
Weighted average number of common shares outstanding:					
Basic and diluted	2,837,772	2,908,360	3,011,699	2,993,061	4,694,561
Pro forma (unaudited)			16,839,493		4,694,561

See accompanying notes.

CARDIONET, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Shareholders' Equity (Deficit)							
	Mandatorily Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Paid-in Capital	Notes Receivable From Shareholders	Accumulated Deficit	Total Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2004	—	—	17,670,106	53,455,705	2,820,529	982,158	—	(347,406)	(56,853,064)	(2,762,607)
Series D1 preferred stock warrants			—				434,567			434,567
Issuance of common stock and stock options	—	—	—	—	82,750	63,648	—	—	—	63,648
Exercise of stock options under note receivable arrangements	—	—	—	—	130,000	178,750	—	(178,750)	—	—
Stock repurchased	—	—	—	—	(178,263)	(192,747)	—	188,307	—	(4,440)
Repayment of shareholder notes receivable	—	—	—	—	—		—	71,598	—	71,598
Net loss	—	—	—	—	—		—	—	(11,463,257)	(11,463,257)
Balance, December 31, 2005	—	—	17,670,106	53,455,705	2,855,016	1,031,809	434,567	(266,251)	(68,316,321)	(13,660,491)
Series D1 preferred stock warrants			—				1,230,056			1,230,056
Issuance of common stock and stock options	—	—	—	—	135,026	167,960	—	—	—	167,960
Stock repurchased	—	—	—	—	(18,988)	(13,306)	—	13,126	—	(180)
Repayment of shareholder notes receivable	—	—	—	—	—	—	—	28,875	—	28,875
Stock based compensation	—	—	—	—	—	—	21,746	—	—	21,746
Net loss	—	—	—	—	—	—	—	—	(7,644,732)	(7,644,732)
Balance, December 31, 2006	—	—	17,670,106	53,455,705	2,971,054	1,186,463	1,686,369	(224,250)	(75,961,053)	(19,856,766)
Issuance of common stock and stock options	—	—	—	—	7,176	—	153,150	—	—	153,150
Exercise of stock options	—	—	—	—	151,824	212,939	—	—	—	212,939
Issuance/Repayment of shareholder notes receivable	—	—	—	—	—	—	—	224,250	—	224,250
Stock based compensation	—	—	—	—	—	—	778,508	—	—	778,508
Issuance of mandatorily redeemable convertible preferred stock and recognition of contingent beneficial conversion	114,839	106,955,761	—	—	—	—	327,000	—	—	327,000
Dividend on and accretion of mandatorily redeemable convertible preferred stock	—	8,346,089	—	—	—	—	(2,945,027)	—	(5,401,062)	(8,346,089)
Net loss	—	—	—	—	—	—	—	—	(358,071)	(358,071)
Balance, December 31, 2007	114,839	115,301,850	17,670,106	53,455,705	3,130,054	1,399,402	—	—	(81,720,186)	(26,865,079)
Issuance/vesting of common stock	—	—	—	—	23,399	—	1,681	—	—	1,681
Exercise of stock options	—	—	—	—	21,283	21	26,719	—	—	26,740
Stock based compensation	—	—	—	—	—	—	359,881	—	—	359,881
Dividend on and accretion of MRCPS	—	2,596,942	—	—	—	—	(2,596,942)	—	—	(2,596,942)
Conversion of MRCPS to common stock	(114,839)	(117,898,792)	—	—	7,680,902	7,681	117,891,111	—	—	117,898,792
Conversion of Convertible Preferred Stock	—	—	(17,670,106)	(53,455,705)	8,835,042	(1,387,332)	54,843,037	—	—	—
Gross proceeds from IPO (net of underwriter commissions)	—	—	—	—	3,000,000	3,000	50,217,000	—	—	50,220,000
Transaction expenses related to IPO	—	—	—	—	—	—	(3,354,199)	—	—	(3,354,199)
Cashless exercise of warrants	—	—	—	—	294,599	295	(295)	—	—	—
Net loss	—	—	—	—	—	—	—	—	(340,207)	(340,207)
Balance March 31, 2008	—	$ —	—	$ —	22,985,279	$ 23,067	$217,387,993	$	$(82,060,393)	$135,350,667

See accompany notes.

CARDIONET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,	
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Operating activities					
Net loss	$(11,463,257)	$(7,644,732)	$ (358,071)	$ (3,154,109)	$ (340,207)
Adjustments to reconcile net loss to net cash used in operating activities:					
Depreciation	5,869,120	2,656,291	3,749,875	416,248	1,647,326
Loss on disposal of property and equipment	695,330	14,471	49,727	10,829	46,313
(Decrease) increase in deferred rent	109,156	(191,833)	450,352	105,010	(29,384)
Provision for doubtful accounts	2,536,556	4,194,785	8,077,387	1,717,249	2,343,544
Common stock and stock options issued for services	30,000	—	153,150	16,200	—
Accretion of debt discount, including recognition of contingent beneficial conversion	325,925	930,420	677,239	487,292	—
Stock-based compensation	—	21,746	778,508	69,363	359,881
Amortization of intangibles	—	—	799,150	60,862	246,096
Changes in operating assets and liabilities:					
Accounts receivable	(5,130,338)	(5,554,522)	(15,123,571)	(1,730,729)	(5,268,726)
Due from related parties	(50,105)	(196,357)	154,941	(17,026)	12,759
Prepaid expenses and other current assets	119,112	194,398	222,922	(132,508)	(911,769)
Other assets	(3,781)	37,267	(1,988,232)	9,514	614,801
Accounts payable	592,096	303,513	1,372,628	545,030	(1,041,918)
Accrued liabilities	1,012,286	2,427,991	928,845	2,946,912	3,134,542
Other noncurrent liabilities	(111,144)	(106,167)	(182,489)	(44,862)	—
Net cash (used in) provided by operating activities	(5,469,044)	(2,912,729)	(237,639)	1,305,275	813,258
Investing activities					
Purchases of property and equipment	(644,550)	(913,666)	(13,050,946)	(974,952)	(1,738,083)
Investment in subsidiary, net of cash acquired	—	—	(45,906,548)	(45,906,548)	(2,608,280)
Net cash used in investing activities	(644,550)	(913,666)	(58,957,494)	(46,881,500)	(4,346,363)
Financing activities					
Net proceeds from issuance of mandatorily redeemable convertible preferred stock	—	—	102,116,762	102,195,953	—
Proceeds from issuance of common stock	33,648	167,960	67,670	2,236	47,294,052
Proceeds from issuance of debt	3,342,275	5,130,525	372,997	372,997	500,062
Repayment of debt	(289,460)	(349,191)	(29,550,329)	(5,829,840)	(380,209)
Repurchase of stock/subject to repurchase	(4,440)	(180)	—	—	1,681
Payments received on shareholder notes	71,598	28,875	369,519	—	—
Net cash provided by financing activities	3,153,621	4,977,989	73,376,619	96,741,346	47,415,586
Net increase (decrease) in cash and cash equivalents	(2,959,973)	1,151,594	14,181,486	51,165,121	43,882,481
Cash and cash equivalents—beginning of period	5,717,529	2,757,556	3,909,150	3,909,150	18,090,636
Cash and cash equivalents—end of period	$ 2,757,556	$ 3,909,150	$ 18,090,636	$ 55,074,271	$61,973,117
Supplemental disclosure of cash flow information					
Cash paid for interest	$ 981,970	$ 1,782,100	$ 3,526,271	$ 2,170,132	$ 64,010
Supplemental disclosure of noncash financing activities					
Exercise of stock options under note receivable arrangements	$ 178,750	$ —	$ 276,900	$ 276,900	$ —
Mandatorily redeemable convertible preferred stock issued in connection with bridge loan	—	—	3,303,000	3,303,000	$ —
Mandatorily redeemable convertible preferred stock issued as consideration for PDSHeart, Inc. acquisition	—	—	1,456,000	1,456,000	$ —
Deferral of interest payment on long term debt	—	$ 1,400,959	$ —	$ —	$ —

See accompanying notes.

CARDIONET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2006, 2007 and March 31, 2008

1. Organization

CardioNet, Inc. (the Company or CardioNet) provides ambulatory, continuous, real-time outpatient management solutions for monitoring relevant and timely clinical information regarding an individual's health. The Company, which integrates wireless communications, Internet and cardiac monitoring technologies, has been in active development since 1994 through predecessor research and development entities. CardioNet incorporated in the state of California in March 1994, but did not actively begin developing its product platform until April 2000. In September 1999, the Company was capitalized as CardioNet, a company focused on helping physicians more rapidly diagnose and more effectively manage therapy for patients with cardiovascular disease. In February 2002, the Company received FDA 510(k) clearance for the first and second generation of its core CardioNet System which automatically detects cardiac rhythm problems and transmits ECG data to a 24/7/365 monitoring center which was opened in Conshohocken, Pennsylvania in July 2002. The CardioNet Monitoring Center provides analysis and response for all incoming ECG data. Currently the Company provides all arrhythmia monitoring services for the CardioNet system at this location. The Company receives reimbursement for services provided to patients from Medicare and other third-party payors.

On March 8, 2007, the Company acquired PDSHeart, Inc., a leading cardiac monitoring company, for an aggregate of $51.6 million plus the assumption of $5.2 million in debt. In addition to the $51.6 million consideration, the Company agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. The initial public offering was consummated on March 25, 2008 and accordingly the purchase price has been adjusted to $56.6 million to reflect this payment. PDSHeart, now a wholly-owned subsidiary of CardioNet, provides Event monitoring, Holter monitoring and Pacing services in 48 states, primarily in the southeast. The acquisition has broadened the Company's geographic coverage and expanded the service offering to include the complete range of cardiac monitoring services.

On February 25, 2008, the board of directors of the Company, subject to stockholder approval, approved a reverse stock split of the Company's common stock at a ratio of one share for every two shares previously held. On March 5, 2008, the stockholders of the Company approved the reverse stock split and the reverse stock split became effective. All common stock share and per-share data included in these consolidated financial statements reflect the proposed reverse stock split.

On March 25, 2008, The Company completed its initial public offering generating net proceeds of approximately $46.9 million after deducting underwriter commissions and estimated offering expenses.

2. Summary of Significant Accounting Policies

Principals of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Unaudited Interim Financial Statement Data

The accompanying balance sheet as of March 31, 2008, the consolidated statements of operations and cash flows for the three month periods ended March 31, 2007 and 2008 and the consolidated statements of redeemable convertible preferred stock and shareholders' deficit for the three months

2. Summary of Significant Accounting Policies (Continued)

ended March 31, 2008 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's results of its operations and cash flows for the three month period ended March 31, 2007. The financial data and other information disclosed in these notes to the financial statements related to the three month period ended March 31, 2007 are unaudited. The results for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008, nor for any other interim period or for any future year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents

Cash and cash equivalents include various deposits with financial institutions in checking and short-term money market accounts. The Company considers all highly liquid investments with initial maturity dates of three months or less to be cash or cash equivalents.

Accounts Receivable Concentration of Credit Risk and Allowance for Bad Debt

Accounts receivable consist of amounts due to the Company from third-party payors and patients as a result of the Company's normal business activities. Accounts receivable are reported in the balance sheets at their estimated net realizable value, which approximates outstanding amounts, less an allowance for bad debt. The Company provides an allowance for bad debt for estimated losses resulting from unwillingness of third-party payors, physicians or patients to make payment for services. The allowance is determined based upon historical collections experience, write-off's and a percentage of the Company's accounts receivable by aging category. Uncollectible account balances are written off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Expenses for doubtful accounts are included in general and administrative expense in the accompanying consolidated statements of operations.

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high quality financial institutions to mitigate this risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company records an allowance for doubtful accounts when it becomes probable and estimable that a receivable will not be collected. Past-due amounts are written off against the allowance for doubtful accounts when collections are deemed unlikely and all collection efforts have ceased.

At December 31, 2005 no one customer accounted for greater then 10% of our accounts receivable balance. At December 31, 2006, one customer accounted for 13% of our accounts receivable.

2. Summary of Significant Accounting Policies (Continued)

One customer accounted for 12% of our accounts receivable at December 31, 2007. One customer accounted for 12% of our accounts receivable at March 31, 2008. For the three months ended March 31, 2008 Medicare accounted for approximately 33% of the Company's revenue.

The estimated mix of accounts receivable from government programs, physicians, private pay patients and third-party payers at December 31, 2005, 2006, 2007 and March 31, 2008 are as follows:

	2005	2006	2007	March 31, 2008
				(unaudited)
Government programs	7%	6%	12%	12%
Physicians	8%	6%	3%	3%
Private pay patients	8%	6%	9%	7%
Third-party payers	77%	83%	76%	78%

The following table summarizes the changes in the Company's allowance for doubtful accounts for the period indicated.

	Year ended December 31,			Three months ended
	2005	2006	2007	March 31, 2008
				(unaudited)
Balance at the beginning of the period	$ 520,000	$2,973,464	$ 6,263,488	$ 7,909,147
Allowances acquired from PDSHeart acquisition	—	—	2,499,540	—
Amounts to expense	2,536,556	4,194,785	8,077,387	2,362,513
Accounts written off	(83,092)	(904,761)	(8,931,268)	(44,434)
Balance at the end of the period	$2,973,464	$6,263,488	$ 7,909,147	$10,227,226

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful life of each class of depreciable assets (generally 2-5 years), and is computed using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated asset life or term of the lease. Repairs and maintenance costs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of the carrying value of its long-lived assets based on the criteria established in Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and the undiscounted cash flows expected to result from the use of these assets. Impairment losses are recognized when the sum of the expected

2. Summary of Significant Accounting Policies (Continued)

future cash flows is less than the assets' carrying value. No such impairment losses have been recognized to date.

Goodwill and Acquired Intangible Assets

In March 2007, the Company recorded goodwill and acquired intangible assets under the purchase method of accounting in connection with the acquisition of the assets of PDSHeart (Note 3). Acquired intangible assets consist of trade name, customer relationships and non-compete agreements. The Company amortizes acquired intangible assets over their estimated useful lives on a straight-line basis.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of the acquired business. The Company accounts for goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* Under SFAS No. 142, goodwill and intangible assets which have indefinite lives are not amortized but instead are tested for impairment annually or more frequently if changes in circumstances or occurrence of events indicate possible impairment.

Pursuant to SFAS No. 142, the Company will perform an annual impairment test for goodwill. If the carrying value of the Company's goodwill exceeds its fair value, any excess of the carrying value over the implied fair value will be recorded as an impairment loss.

Revenue Recognition

The Company recognizes patient service revenue from four different services, which are the CardioNet System services and, event, Holter and pacemaker monitoring services. Our largest source of revenue is CardioNet System services for which we recognize revenue as the monitoring service is provided. For event monitoring services, revenue is recognized over the monitoring period, typically 30 days, on a straight-line basis. For monitoring services related to Holters and pacemakers, revenue is recognized as the service is provided.

The CardioNet monitor and event monitors are shipped to the patient from the service center after the patient agrees to be monitored. Included in this shipment is a prepaid return shipment mailer so when the patient monitoring is complete, the monitor can be returned to CardioNet and ultimately sent to another patient. Holter monitors are provided by the physician's office and returned by the patient to the physician's office. There is no fee or charge associated with providing the monitors. The provision of monitors is included in the fee we charge for our services.

Revenue is reported at the estimated net realizable amounts from commercial payors, physicians, patients and Medicare for services rendered. Payment arrangements for the Cardionet System include per diem (per day) and case rate payments, which is a fixed payment amount for the patient monitoring period. Payment arrangements for event, Holter and pacemaker services are generally reimbursed on a per test basis. Revenue from commercial payors is recognized based on the negotiated contractual rate or upon historical or estimated payment patterns. We estimate from history and or experience the amount of revenue to be received for each claim filed. We base our estimates, which require our management to exercise judgment, on historical results, which are limited, according to the type of service and specifics of each arrangement. Payments from the Medicare and Medicaid program are based on reimbursement rates set by governmental authorities, which may fluctuate. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation.

2. Summary of Significant Accounting Policies (Continued)

Management believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing.

Other revenue, consisting mainly of information technology services provided to an affiliate of a stockholder, is recognized as the services are provided.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Net loss attributable to common shares

The Company computes net loss per share in accordance with SFAS No. 128, *Earnings Per Share* (SFAS No. 128). Under SFAS No. 128, basic net loss per share is computed by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the "treasury stock" and/or "if converted" methods as applicable.

The following summarizes the potential outstanding common stock of the Company as of the end of each period:

	December 31, 2005	December 31, 2006	December 31, 2007	March 31, 2008 (unaudited)
Convertible preferred stock (A,B,C,D)	8,835,042	8,835,042	8,835,042	—
Mandatorily redeemable convertible preferred stock	—	—	4,784,958	—
Series B warrants	6,250	6,250	6,250	6,250
Series D1 warrants	—	—	482,090	—
Common stock options outstanding	677,768	764,828	1,641,614	1,704,804
Common stock options available for grant	206,777	3,679	617,518	533,063
Common stock held by certain employees and unvested	—	—	103,292	79,866
Common stock	2,855,016	2,971,054	3,130,054	22,985,279
Total	12,580,853	12,580,853	19,600,818	25,309,262

If the outstanding options, warrants, and preferred stock were exercised or converted into common stock, the result would be anti-dilutive. Accordingly, basic and diluted net loss attributable to common stockholders per share are identical for all periods presented in the accompanying consolidated statements of operations

The unaudited pro forma net loss per share is calculated by dividing the unaudited pro forma net loss available to common shareholders by the pro forma weighted average number of common shares

2. Summary of Significant Accounting Policies (Continued)

outstanding during the period. The pro forma weighted average number of common shares assumes the conversion of the outstanding preferred stock and the exercise of all outstanding warrants and options. The Company believes unaudited pro forma net loss per share provides material information to investors, as the conversion of the Company's preferred stock to common stock is expected to occur upon the closing of an initial public offering, and the disclosure of pro forma net loss per share thus provides an indication of net loss per share on a basis that is comparable to what will be reported by the Company as a reporting entity. The following details the computation of the unaudited pro forma net loss per share as for the year ended December 31, 2007:

	Year ended December 31, 2007
	(unaudited)
Net loss	$ (358,071)
Pro forma accretion of preferred stock dividend (unaudited)	(8,346,089)
Pro forma net loss applicable to common shares	(8,704,160)
Weighted average number of common shares outstanding:	
Basic and diluted	3,011,699
Conversion of preferred stock and exercise of options and warrants	13,827,794
Pro forma basic and diluted weighted average shares outstanding (unaudited)	16,839,493
Pro forma basic and diluted loss per common share (unaudited)	$ (0.52)

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), *Share-Based Payment*, a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period). SFAS No. 123(R) requires that an entity measure the cost of liability-based service awards based on current fair value that is remeasured subsequently at each reporting date through the settlement date. The Company adopted this new standard effective January 1, 2006, under the prospective method, which requires the Company to recognize share-based compensation expense in the statements of operations for any new grants and modifications made after the date of adoption. The Company accounts for equity awards issued to non-employees in accordance with EITF 96-18, *Accounting for Equity Investments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services* (EITF 96-18).

The Company estimated and has taken responsibility for the assumptions used in valuing its common stock during 2006 and 2007. The valuation methodology utilized relied primarily on the "income approach" to estimate enterprise value. The income approach involves projecting future cash

2. Summary of Significant Accounting Policies (Continued)

flows and discounting them to present value using a discount rate based on a risk adjusted weighted average cost of capital of comparable companies. The projection of future cash flows and the determination of an appropriate discount rate involve a significant level of judgment. In order to allocate the enterprise value to the various securities that comprise the Company's capital structure, the option-pricing method was used.

Prior to 2006, the Company accounted for grants made under its stock option plan in accordance with APB Opinion No. 25, *Accounting for Stock Options Issued to Employees*, as permitted under SFAS No. 123. Under APB Opinion No. 25, the Company was only required to recognize compensation expenses for options granted to employees for the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant. The fair value of these options was determined using the minimum value option pricing model.

Since the exercise price of the Company's stock option grants issued prior to 2006 was equal to the estimated fair value of the underlying stock on the grant date, no compensation expense related to options granted to employees was recognized in prior years.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as prescribed by SFAS No. 109 *Accounting for Income Taxes.* Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2005, 2006, 2007 and March 31, 2008.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's financial statements.

Certain Significant Risks and Uncertainties

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable balances. Cash and cash equivalents consist primarily of cash in bank accounts. Accounts receivable consist of amounts due to the Company from its normal business activities. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for potential credit losses.

The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations, or cash flows; ability to obtain future financing; advances and trends in new

2. Summary of Significant Accounting Policies (Continued)

technologies; competitive pressures; changes in overall demand for the products offered by the Company; acceptance of the Company's products; ability to obtain satisfactory agreements with payors for reimbursement for services; litigation or claims against the Company based on intellectual property, patent, regulatory, and other factors; and the Company's ability to attract and retain employees necessary to support its growth.

Segment information

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information about those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decisions maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages it business as one operating segment.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company adopted SFAS No. 157 on January 1, 2008 and it did not have a material effect on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose fair value measurement for many financial instruments and certain other items as of specified election dates. Business entities will thereafter report in earnings the unrealized gains and losses on items for which the fair value option has been chosen. The fair value option may be applied instrument by instrument but may not be applied to portions of instruments and is irrevocable unless a new elections date occurs. SFAS 159 is effective for the Company beginning January 1, 2008. The Company did not elect the fair value option of SFAS 159 and thus, the adoption of SFAS No. 159 had no impact on the company.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS 141(R)) and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 151* (SFAS 160). SFAS 141(R) establishes new principles and requirements for accounting for business combinations, including recognition and measurement of identifiable assets acquired, goodwill acquired, liabilities assumed, and noncontrolling financial interests. SFAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the potential effect of adoption of SFAS 141(R) and SFAS 160.

3. Acquisition-PDSHeart, Inc.

On March 8, 2007, the Company acquired all of the outstanding capital stock of PDSHeart for an aggregate purchase price of $51.6 million. The $51.6 million purchase price was comprised of $44.3 million cash at closing, $5.2 million in assumed debt, $1.4 million of transaction expenses and the assumption of a $0.7 million liability related to payments due to certain key employees of PDSHeart upon the one year anniversary of the closing. Approximately $1.5 million of the assumed debt was satisfied through the issuance of 1,456 shares of MRCPS at a par value of $1,000. In addition to the $51.6 million consideration, the Company agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. The Company's initial public offering was consummated on March 25, 2008 and, accordingly, the purchase price for the PDSHeart acquisition has been adjusted to $56.6 million to reflect this payment.

The acquisition has been included within the consolidated results of operations from March 8, 2007. The Company believes that the acquisition will accelerate its market expansion strategy by providing immediate access to a sales force with existing physician relationships capable of marketing the CardioNet system in areas of the country where it had previously not been sold. A significant portion of the purchase price has been allocated to goodwill. The most significant reason is that 75% of PDSHeart revenues are received as patient reimbursement from medical insurers and Medicare; however the patients are the customers as they determine the economic relationship. There is no long-term intangible asset associated with these patients so no value has been assigned to this revenue stream.

Under the purchase method of accounting, the total purchase price is allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The following is a summary of the purchase price allocation:

Cash and cash equivalents	$ 509,000
Accounts receivable, net	5,168,000
Property, plant and equipment	4,136,000
Other assets	505,000
Goodwill	45,999,000
Intangible assets:	
Trade name	1,810,000
Customer relationships	1,551,000
Non compete agreements	245,000
Other Accruals	(344,000)
Other liabilities assumed	(2,984,000)
Net assets acquired	$56,595,000

The intangible assets with definite lives are being amortized on a straightline basis over lives ranging from two to six years.

3. Acquisition-PDSHeart, Inc. (Continued)

The following supplemental information presents the non-cash impact on the balance sheet of assets acquired and liabilities assumed in connection with the acquisition of PDSHeart.

Assets acquired	$54,577
Liabilities assumed	(2,984)
Debt assumed	(5,178)
Cash paid	46,415
Less cash acquired	(509)
Cash paid, net of cash acquired	$45,906

The following unaudited pro forma consolidated statements of operations data for the year ended December 31, 2007 is based on the historical statements of operations of the Company and PDSHeart giving effect to the acquisition of PDSHeart as if the acquisition had occurred on January 1, 2007.

	Year ended December 31, 2007
Revenues	$77,061,000
Net loss	$ (260,000)
Net loss available to common shareholders	$(8,606,000)
Basic and diluted net loss available to common shareholders per share	$ (2.86)

The unaudited pro forma consolidated statements of operations data is based on estimates and assumptions which are preliminary and subject to change. The unaudited pro forma consolidated financial statements data is presented for illustrative purposes only and are not necessarily indicative of the combined results of operations to be expected in any future period or the results that actually would have been realized had the entities been a single entity during these periods.

In connection with the acquisition of PDSHeart, the Company initiated exit plans for acquired activities that are redundant to the Company's existing operations. The plan includes the closure of a facility and the elimination of 58 positions in the areas of sales, finance, service and management. In connection with the plan, the Company has established reserves of $510,000 included in the purchase price allocation. As of March 31, 2008, none of the positions had been eliminated and the facility has not been closed. The reserve is included in accrued liabilities in the accompanying consolidated balance sheet.

3. Acquisition-PDSHeart, Inc. (Continued)

A summary of the reserve activity related to the PDSHeart acquisition- related integration plan as of March 31, 2008 is as follows (in thousands):

	Initial Reserves Recorded in Purchase Accounting	Payments/Adjustments through March 31, 2008	Balance as of March 31, 2008
Severance and employee related costs	366	166	$200
Rent Abandonment	144	—	$144
Total	510	166	$344

Additionally, we incurred expenses of $0.3 million in the first quarter of 2008 and expect to incur an additional $0.6 million of expenses to integrate these functions, which should be substantially completed by June 30, 2008. These costs will be expensed as incurred in accordance with the SFAS No. 146, "*Accounting for Exit or Disposal Activities.*"

4. Goodwill and Intangible Assets

The carrying amount of goodwill as of March 31, 2008 is $45,999,000.

The gross carrying amounts and accumulated amortization of the Company's intangible assets as of March 31, 2008 is as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Useful Life Years
Trade Name	$1,810,000	$ 641,000	$1,169,000	3
Customer Relationships	1,551,000	274,000	1,277,000	6
Non Compete Agreements	245,000	130,000	115,000	2
	$3,606,000	$1,045,000	$2,561,000	

The future annual amortization expense is $985,000.

5. Property and Equipment

Property and equipment consists of the following:

	Estimated Useful Life (Years)	December 31, 2006	December 31, 2007	March 31, 2008 (unaudited)
Cardiac monitoring devices	2-5	$ 9,828,966	$ 31,040,675	$ 31,386,488
Computers and purchased software	3-5	3,180,425	5,927,657	6,719,872
Equipment, tools and molds	3	1,341,417	1,301,101	1,301,101
Furniture and fixtures	3	506,206	1,001,763	1,001,763
Cardiac monitoring device parts and components	2-5	512,695	2,961,995	3,163,337
Leasehold improvements	Life of lease	508,862	780,314	780,314
Total property and equipment, at cost		15,878,571	43,013,505	44,352,875
Less accumulated depreciation and amortization		(14,099,528)	(27,919,300)	(29,214,227)
Total property and equipment, net		$ 1,779,043	$ 15,094,205	$ 15,138,648

Depreciation expense associated with property and equipment was $2,656,291, $3,713,675 and $1,647,326 for the years ended December 31, 2006, 2007 and for the three-month period ended March 31, 2008, respectively.

6. Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2006	December 31, 2007	March 31, 2008 (unaudited)
Accrued purchases	$ 724,560	$1,840,071	$ 1,764,794
Accrued compensation	1,731,325	3,070,382	3,459,537
Accrued professional fees	150,809	654,900	617,395
Accrued interest payable	2,076,179	20,460	218,631
Current portion of exit costs liability	174,494	189,189	142,680
PDSHeart purchase accounting liability	—	510,313	344,430
Contingent payment to former PDSHeart stockholders	—	—	2,394,202
Accrued income taxes	—	—	1,556,819
Accrued equity issuance costs	—	—	426,477
Other	428,045	139,571	1,080,986
	$5,285,412	$6,424,886	$12,005,951

7. Long-Term Debt

Long-term debt consists of the following as of December 31, 2006 and 2007 and March 31, 2008:

	December 31,		March 31,
	2006	2007	2007
			(unaudited)
Note payable to shareholder, secured by substantially all assets of the Company, interest payable in annual installments at the Prime Rate plus 1% (September 30, 2007), principal due in November 2007	$ 21,400,958	$ —	$ —
Note payable to a redevelopment authority, secured by certain assets of the Company. Interest accrues monthly at a rate of 6.5%, with monthly principal and interest payments of $3,909 due January 2007 through December 2008, remaining principal and accrued interest due December 2008	365,061	—	—
Bridge financing with certain shareholders, secured by certain assets of the Company. Interest accrues monthly at a rate of 8%, with principal and accrued interest payable upon the occurrence of certain events as defined in the bridge financing agreements	3,238,286	—	—
Term loan with a bank. Interest-only payments through July 2007. Thirty-six monthly installments of principal and interest beginning August 2007	3,000,000	2,583,333	2,333,333
Revolving bank line of credit	1,892,240	—	—
Note payable to third party payor	—	160,644	139,290
Note payable to finance company for insurance premiums	—	—	399,303
Total	29,896,545	2,743,977	2,871,926
Less current portion	(26,577,152)	(1,088,528)	(1,489,950)
Less debt discount	(408,278)	—	—
Long-term portion	$ 2,911,115	$ 1,655,449	$ 1,381,976

Note Payable to Shareholder

On November 12, 2003, the Company entered into a Credit Agreement with a shareholder that provided a $20,000,000 credit facility. The Company drew down the first $10,000,000 pursuant to the credit facility on November 12, 2003, and made an additional drawdown of $10,000,000 pursuant to the credit facility on March 18, 2004. Each drawdown was evidenced by a promissory note. On May 30, 2006, the Company entered into an Amended and Restated Subordinated Promissory Note with the shareholder in the amount of $21,400,958 that restated and superseded in full the prior promissory notes, and represented the entire principal and interest accrued under the credit facility as of December 31, 2005. In January, 2007, the Company entered into an Amended and Restated Subordinated Promissory Note with the shareholder in the amount of $23,301,099 that restated and superseded in full the prior promissory notes, and represented the entire principal and interest accrued

7. Long-Term Debt (Continued)

under the credit facility as of December 31, 2006. The credit facility matures on November 13, 2007, and all principal and accrued interest outstanding is payable on that date. The interest rate on the credit facility is equal to the prime rate as published in *The Wall Street Journal* plus 1%.

The Credit Agreement is secured by substantially all of the Company's assets and requires the Company to comply with various financial covenants. In August, 2007 the Company repaid the entire note payable to shareholder including accrued interest.

Bridge Financing

On May 1, 2006 and August 29, 2006, the Company entered into bridge financing transactions and issued $3,170,192 and $73,653, respectively, of Subordinated Convertible Promissory Notes (the "2006 Notes") and concurrently issued detachable warrants for the purchase of the Company's Series D-1 Preferred Stock to certain existing investors. The 2006 Notes matured on the first occurrence of certain events as defined in the agreements. The Company was required to repay all principal and interest outstanding pursuant to the 2006 Notes on the maturity date. The relative fair value of the warrants was recorded as a discount to the 2006 Notes. As a result of recording the fair value of the warrants as a debt discount, a beneficial conversion feature was created as the effective conversion rate at the time the notes were issued, which was less than the fair market value of the MRCPS into which the stock was converted. When the Company completed its February 2007 equity financing before the maturity date, holders of the 2006 Notes elected to convert the 2006 Notes into shares of the Company's preferred stock subject to terms described in the agreements. Concurrent with the closing of the Company's private placement of Mandatorily Redeemable Convertible Preferred Stock (see Note 8) on March 7, 2007, the holders of the 2006 Notes converted the 2006 Notes into shares of mandatorily redeemable convertible preferred stock. For the year ended December 31, 2007, the Company recorded $327,000 of interest expense related to the beneficial conversion feature, which was considered contingent at the time the notes were issued.

The 2006 Notes were secured by substantially all of the assets of the Company and required the Company to comply with various financial covenants.

Revolving Bank Line of Credit and Term Loan

On July 3, 2006, the Company entered into a loan and security agreement with a bank that provides for a revolving line of credit and a term loan. The revolving line of credit is available in an amount up to $2,000,000 less the amount of any letters of credit issued by the bank on the Company's behalf. The Company may receive advances under the revolving line of credit through the maturity date of July 1, 2008. At the maturity date, all principal and interest accrued under the revolving line of credit becomes due and payable. The interest rate on amounts outstanding on the revolving line of credit is equal to the bank's prime rate plus 0.5%. As of September 30, 2007, there was no amount outstanding on the revolving line of credit as it was paid concurrent with the closing of the Company's private placement of Mandatorily Redeemable Convertible Preferred Stock.

On July 3, 2006, the Company borrowed $3,000,000 under a term loan with the same bank. Interest-only payments are required through July 2007. Beginning August 2007, the term loan is

7. Long-Term Debt (Continued)

repayable in thirty-six equal installments of principal, plus monthly payments of accrued interest. The interest rate on the term loan is fixed at 8.63%.

The revolving line of credit and the term loan are secured by substantially all of the Company's assets and require the Company to comply with various financial covenants. At March 31, 2008, the Company is in compliance with such covenants.

In April, 2008 the Company repaid the entire term loan including accrued interest.

8. Mandatorily Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit)

Mandatorily Redeemable Convertible Preferred Stock

In March 2007, the Company sold 110,000 shares of its mandatorily redeemable convertible preferred stock, or MRCPS, which generated net proceeds to the Company of $102,119,142 ($110,000,000 less offering costs of $7,880,858). The Company also issued 3,383 shares of MRCPS upon conversion of an outstanding bridge loan and 1,456 shares as consideration to a major shareholder of PDSHeart as consideration in the PDSHeart acquisition. Accrued dividends were $6.1 million at March 25, 2008. The MRCPS original purchase price plus accrued dividends were converted to common shares on March 25, 2008 in connection with the Company's initial public offering.

Series A, B, C and D Convertible Preferred Stock

From 1999 to 2004, the Company issued convertible preferred stock which generated net proceeds to the company of $53.5 million. All Series A, B, C and D preferred stock converted to common stock on March 25, 2008 in connection with the Company's initial public offering.

Preferred Stock Warrants

In connection with a borrowing arrangement provided by a bank, the Company issued a warrant in August of 2000 to purchase 12,500 shares of Series B preferred stock at a price of $1.47 per share. The warrant may be exercised at any time on or before August 9, 2010.

In 2005 and 2006, the Company issued 964,189 warrants to purchase shares of its preferred stock at a price of $3.50 per share to the participants in certain bridge financing transactions and to a stockholder in connection with entering into the Amended and Restated Subordinated Promissory Note with a stockholder. As a result of the MRCPS financing the warrants became exercisable for shares of the Company's Series D-1 preferred stock. The warrants were automatically net exercised for common stock on March 25, 2008 in connection with the Company's initial public offering.

Common Stock Issued for Services

During the year ended December 31, 2005, the Company issued common stock to non-employees for services. The estimated fair value of the shares issued of $30,000 was recognized as expense in the accompanying statements of operations for the year ended December 31, 2005. No common stock was issued to non-employees for services during the year ended December 31, 2006. During the year ended December 31, 2007, the Company issued common stock to non employees for services. The estimated fair value of the shares issued of $153,150 was recognized as an expense in the accompanying

8. Mandatorily Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (Continued)

statements of operation for the year ended December 31, 2007. No common stock was issued for non-employees for services during the three-month period ended March 31, 2008.

The Company has estimated the fair value of its common stock during 2007 by using the probability weighted expected returns method (the "PWER Method") described in the AICPA Technical Practice Aid, *Valuation of Privately-Held-Company Securities Issued as Compensation* ("Practice Aid"). Under the PWER method, the value of the Company's common stock was estimated based upon an analysis of future values for the Company assuming various future outcomes. In the Company's situation, the future outcomes included three alternatives: (1) the Company becomes a public company ("public company" alternative), (2) the Company is acquired ("M&A" alternative) and (3) the Company remains a private company ("remains private" alternative).

Valuation models require the input of highly subjective assumptions. Prior to the Company's initial public offering, its common stock had characteristics significantly different from that of publicly traded common stock. Because changes in the subjective input assumptions could have materially affected the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our common stock.

As of December 31, 2006, 2007, and March 31, 2008, the Company has reserved shares of common stock for issuance as follows:

	December 31,		March 31,
	2006	2007	2008
Conversion of outstanding preferred stock	8,835,042	8,835,042	—
Exercise of options available and grants of awards under equity plans	1,800,000	3,550,000	2,618,367
Conversion of preferred stock issuable under outstanding preferred stock warrant	6,250	488,340	6,250
Conversion of mandatorily redeemable convertible preferred stock	—	4,784,958	—
	10,641,292	17,658,340	2,624,617

Stock Based Compensation

Under the Company's 2003 Equity Incentive Plan (the Option Plan), as of March 31, 2008 the Company was no longer entitled to grant options to purchase shares of common stock to employees, executives, directors and consultants. Options granted under the Option Plan have exercise prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for nonstatutory options. These options generally expire ten years from the date of grant and generally vest 25% twelve months from the date of grant, and ratably over the next 36 months thereafter.

8. Mandatorily Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (Continued)

The Option Plan allows for employees to early exercise options on the first anniversary date of employment, regardless of the vested status of granted options. If an employee terminates prior to fully vesting in options that have been early exercised, the Company repurchases the common stock associated with unvested options at the original exercise price.

The Company's income before income taxes for the year ended December 31, 2007 and the period ended March 31, 2008 was $778,508 and $360,000 lower, respectively, and the Company's after-tax net income for year ended December 31, 2007 and the period ended March 31, 2008 was $778,508 and $211,000 lower, respectively, as a result of stock-based compensation expense incurred, which included charges resulting from the adoption of SFAS 123R on January 1, 2006. The impact of stock-based compensation expense was $(0.26) and $(0.04) on the basic or diluted earnings per share for the year ended December 31, 2007 and the period ended March 31, 2008, respectively.

The Company utilized the Black-Scholes valuation model for estimating the fair value of the stock options granted after the adoption of SFAS 123R with the following weighted average assumptions.

	Year ended December 31, 2007	Three months ended March 31, 2008
		(unaudited)
Expected dividend yield	0%	0
Expected volatility	50%	50%
Risk-free interest rates	5%	2.71%
Expected life	6.25 years	6.25 years

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Since the Company's stock was not publicly traded prior to the closing of its initial public offering, the expected volatility was calculated for each date of grant based on an alternative method. The Company identified similar public entities for which share price information is available and have considered the historical volatility of these entities' share price in estimated expected volatility. The risk-free interest rate is derived from the U.S. Federal Reserve rate in effect at the time of grant. The expected life calculation is based on the observed and expected time to the exercise of options by our employees based on historical exercise patterns for similar options. Based on the Company's historical experience of options that cancel before becoming fully vested, the Company has assumed an annualized forfeiture rate of 15% for all options. Under the true-up provision of SFAS 123R, the Company will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture rate is higher than estimated.

Based on the above assumptions, the per share weighted average fair value of the options granted under the stock option plan for the year ended December 31, 2007 and the period ended March 31, 2008 was $4.00 and $8.59, respectively.

During the years ended December 31, 2005, and December 31, 2006 the per share weighted-average fair value of the options granted under the stock option plan were $0.52 and $0.88,

8. Mandatorily Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (Continued)

respectively. The Company utilized the minimum value valuation model for estimating these fair values with the following weighted-average assumptions:

	Year ended December 31, 2005	Year ended December 31, 2006
Expected dividend yield	0%	0%
Expected volatility	0%	0%
Risk-free interest rates	4.43%	4.57-4.92%
Expected life	10 years	10 years

Total compensation cost of options granted but not yet vested, as of December 31, 2007 and March 31, 2008, was approximately $3,614,000 and $4,632,152, respectively, which is expected to be recognized over the weighted average period of 3.75 years and 3.50 years, respectively. At December 31, 2006, December 31, 2007 and March 31, 2008, approximately 3,679, 617,518 and 533,063 shares, respectively, remained available for future grant under the Plan.

Option activity under the Option Plan is summarized as follows for the years ended December 31, 2005, 2006, 2007 and for the three-month period ended March 31, 2008:

		Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance—December 31, 2004	280,889	628,143	$ 1.14
Granted	(354,800)	354,800	$ 1.50
Canceled	102,425	(102,425)	$ 1.08
Repurchased	178,263	—	$ 1.14
Exercised	—	(202,750)	$ 1.14
Balance—December 31, 2005	206,777	677,768	$ 1.34
Additional shares authorized for grant	—	—	—
Granted	(451,325)	451,325	$ 1.62
Canceled	229,239	(229,239)	$ 1.46
Repurchased	18,988	—	$ 0.70
Exercised	—	(135,026)	$ 1.24
Balance—December 31, 2006	3,679	764,828	$ 1.48
Additional shares authorized for grant	1,750,000	—	—
Granted	(1,756,914)	1,756,914	$ 6.58
Canceled	620,753	(620,753)	$ 2.48
Exercised/Rounding	—	(259,375)	$ 1.84
Balance—December 31, 2007	617,518	1,641,614	$ 6.38
Granted	(307,875)	307,875	12.19
Canceled	223,404	(223,404)	$ 5.74
Exercised/Rounding	16	(21,281)	1.26
Balance—March 31, 2008	533,063	1,704,804	$ 7.58

8. Mandatorily Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (Continued)

Additional information regarding options outstanding is as follows:

	December 31,		March 31,
	2006	2007	2008
			(unaudited)
Range of exercise price (per option)	$0.30-$1.96	$0.70-$9.50	$0.70-$18.30
Weighted average remaining contractual life (years)	8.94	9.28	9.22

Common Stock Reacquisition Rights

As of March 31, 2008, the Company has the right to repurchase 79,866 shares of its outstanding common stock. The number of shares subject to repurchase is subject to reduction over a four-year vesting period ending during 2009. The Company has the right to repurchase these unvested shares at the original issuance price when certain conditions are met.

Notes Receivable from Shareholders

During 2003, certain officers of the Company exercised outstanding options to purchase 1,600,000 shares of the Company's common stock. The $560,000 purchase price of the stock was financed by the Company under note receivable arrangements which bear interest at a rate of 3.65%. Principal and interest payments on the notes are due annually through February 28, 2007. The notes are secured by the Company's common stock issued under the arrangements. During 2004 and 2005, additional individuals exercised outstanding options under the notes receivable arrangement. Upon termination of individuals with outstanding notes receivable balances under this arrangement, the Company repurchased unvested options, and those individuals repaid outstanding balances. As of December 31, 2006, the principal balance on the notes was $224,250 which represents exercised options for 390,000 shares of the Company's common stock.

In February 2007 certain officers of the Company exercised outstanding options to purchase 360,000 shares of the Company's common stock.

The notes were paid off in August 2007 in their entirety prior to the initial filing of the registration statement for an initial public offering, as required by the provisions of the Sarbanes-Oxley Act of 2002.

9. Income Taxes

The Company's effective tax rate of 41.4% for 2008 is based on our estimated fiscal 2008 pretax income and does not take into account the utilization of the Company's net operating loss, credit carryforwards or other deferred income tax assets because the Company is still in the process of determining the timing and manner in which it can utilize such carryforwards and deductions due to limitations in the Internal Revenue Code applicable to changes in ownership of corporations. The Company is currently conducting an analysis to determine the timing and manner of the utilization of the net operating loss carryforwards. Following the completion of our analysis of the availability of such carryforwards and future income tax deductions we will adjust our tax rate accordingly in future quarters.

9. Income Taxes (Continued)

The Company has net deferred income tax assets totaling approximately $31.2 million at the end of 2007, consisting primarily of federal and state net operating loss and credit carryforwards. The federal and state net operating loss carryforwards, if unused, will begin to expire in 2010. The federal and state credit carryforwards, if unused, will expire in 2026. Due to uncertainty regarding the ultimate realization of these net operating loss and credit carryforwards and other deferred income tax assets, we have established a valuation allowance for most of these assets and will recognize the benefits only as reassessment indicates the benefits are realizable.

Deferred taxes result from temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2006	2007
Deferred tax assets		
Net operating loss carryforwards	$ 23,723,805	$ 24,381,504
Research and development credit carryforwards	1,798,617	1,990,245
Inventory reserve	175,134	147,270
Allowance for doubtful accounts	2,457,497	3,099,312
Property, plant and equipment	1,275,143	602,334
Other, net	530,122	998,410
Total deferred tax assets	29,960,318	31,219,075
Less valuation allowance	(29,960,318)	(31,164,919)
Net deferred tax assets	$ —	$ 54,156
Deferred tax liabilities		
Goodwill and acquired intangibles	—	(49,768)
Prepaid insurance	—	(4,388)
Total deferred tax liabilities	—	$ (54,156)
Net deferred tax asset (liability)	—	—

The Company has reported net losses since inception. This loss has not resulted in a reported tax benefit because of an increase in the valuation allowance for deferred tax assets that results from the inability to determine the realizability of those assets.

9. Income Taxes (Continued)

Reconciliations between expected income taxes computed at the federal rate of 34% for the years ended December 31, 2005, 2006 and 2007, respectively, and the provision for income taxes are as follows:

	Years ended December 31,		
	2005	2006	2007
Income tax benefit at statutory rate	$(3,786,693)	$(2,282,866)	$(120,826)
State income tax, net of federal benefit	(442,317)	(124,893)	(7,898)
Nondeductible expenses	66,003	74,471	167,684
Research tax credit	(590,752)	(169,094)	(191,628)
Other	(634,452)	63,151	15,103
Increase in valuation allowance	5,388,211	2,439,231	137,565
Income tax provision	$ —	$ —	$ —

At December 31, 2005, 2006 and 2007, the Company had federal net operating loss carryforwards of approximately $57,000,000 and $60,000,000 and $62,000,000, respectively, to offset future federal taxable income expiring in various years through 2026.

At December 31, 2005, 2006 and 2007, the Company had state net operating losses of $50,000,000, $53,000,000 and $52,500,000, respectively, which expire in various years starting in 2010.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. The timing and manner in which the Company can utilize its net operating loss carryforward and future income tax deductions in any year may be limited by provisions of the Internal Revenue Code regarding the change in ownership of corporations. Such limitation may have an impact on the ultimate realization of the Company's carry forwards and future tax deductions.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Prior to the adoption of FIN 48, the Company did not have a tax reserve recorded for tax contingencies. As a result of adopting FIN 48, the Company has not identified any uncertain tax positions and no tax reserve was recorded as of January 1, 2007. Further, no tax reserve for uncertain tax positions was recognized for the year ended December 31, 2007. At December 31, 2007, the Company has not identified any uncertain tax positions and therefore, it has no tax reserve recorded as of December 31, 2007.

At December 31, 2007, the Company's federal and state income tax returns for the tax years ended December 31, 2004, 2005 and 2006 remain subject to examination by the taxing authorities.

10. Commitments and Contingencies

Operating Leases

The Company leases its principal administrative and service facilities as well as office equipment under noncancelable operating leases expiring at various dates through 2013. Payments made under operating leases are charged to operations on a straight-line basis over the period of the lease. Rent

10. Commitments and Contingencies (Continued)

expense was $1,038,298, $1,918,984, and $499,023 for the years ended December 31, 2006, 2007 and for the three-month period ended March 31, 2008, respectively.

Future minimum lease payments under noncancelable operating leases are summarized as follows at December 31, 2007:

2008	$2,065,966
2009	1,753,606
2010	1,668,549
2011	1,507,095
2012	1,121,042
Thereafter	1,065,537
	$9,181,795

In 2004, the Company changed its geographic strategy, and exited leased office space in the Midwest. The Company applied the principles of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, in accounting for costs that will continue to be incurred under an operating lease for this office space, expiring on December 31, 2008. At December 31, 2007, $189,189 is included in accrued expenses and $0 is included in other noncurrent liabilities, which represents the recorded liability for the present value of remaining lease payments, reduced by estimated sublease rentals.

For the years ended December 31, 2006 and 2007, approximately $89,000 and $13,000, respectively, is included in general and administrative expenses in the accompanying statements of operations related to exit costs associated with this lease.

The Company has an agreement with QUALCOMM Incorporated (QUALCOMM) whereby the Company has no fixed or minimum financial commitment, however, in the event the Company fails to maintain an agreed upon number of active cardiac monitoring devices on the QUALCOMM network, QUALCOMM has the right to terminate this agreement.

In the normal course of business, the Company is subject to various legal claims and complaints. The Company does not believe any of these proceedings will have a material adverse effect on its financial position or results of operations.

11. Employee Benefit Plan

The Company sponsors a 401(k) Retirement Savings Plan (the Plan) for all eligible employees who meet certain requirements. Participants may contribute, on a pretax basis, up to the maximum allowable amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for the years ended December 31, 2005, 2006 and 2007 and the three-month period ended March 31, 2008.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
PDSHeart, Inc.

We have audited the accompanying consolidated balance sheets of PDSHeart, Inc. (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDSHeart, Inc. at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

West Palm Beach, Florida
March 2, 2007

PDSHEART, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 1,154,656	$ 898,499
Accounts receivable, net	3,152,896	4,376,502
Other current assets	236,363	213,648
Total current assets	4,543,915	5,488,649
Property and equipment, net	4,514,522	4,045,998
Other assets:		
Goodwill, net	2,861,797	2,867,216
Identifiable intangibles, net	1,033,820	858,618
Other	375,537	462,560
Total other assets	4,271,154	4,188,394
Total assets	$13,329,591	$13,723,041
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable and accrued expenses	$ 3,162,045	$ 3,028,409
Due to third party payor, current	93,350	80,535
Current portion of long-term debt	222,765	500,000
Total current liabilities	3,478,160	3,608,944
Long-term liabilities:		
Due to third party payor	844,096	160,643
Long-term debt, less current portion	8,748,043	9,027,953
Total long-term liabilities	9,592,139	9,188,596
Commitments and contingencies		
Redeemable, convertible preferred stock—5,000,000 shares authorized, series A, $0.01 par value, 2,160,642 shares issued and outstanding at December 31, 2005 and 2006	4,793,443	4,836,439
Stockholders' deficit		
Common stock, $0.01 par value, 30,000,000 shares authorized, 10,308,400 shares issued at December 31, 2005 and 2006, respectively	105,650	105,650
Less treasury stock, 256,600 shares at December 31, 2005, and 2006, respectively	(290,250)	(290,250)
Additional paid-in capital	187,350	187,350
Accumulated deficit	(4,536,901)	(3,913,688)
Total stockholders' deficit	(4,534,151)	(3,910,938)
Total liabilities and stockholders' deficit	$13,329,591	$13,723,041

See accompanying notes.

PDSHEART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2004	2005	2006
Net revenue:			
Net service revenue	$15,081,157	$18,495,692	$20,681,228
Other revenue	68,650	236,428	170,581
Total net revenues	15,149,807	18,732,120	20,851,809
Operating costs and expenses:			
Cost of services	6,132,283	6,727,090	7,492,831
General and administrative	5,118,895	5,732,200	6,003,964
Sales and marketing	2,949,425	3,797,573	4,968,931
Provision for doubtful accounts	1,082,576	1,168,690	755,871
Amortization of intangibles	154,215	185,152	183,022
Total operating costs and expenses	15,437,394	17,610,705	19,404,619
Income (loss) from operations	(287,587)	1,121,415	1,447,190
Other income (expense):			
Interest expense	(614,332)	(546,226)	(817,290)
Other, net	58,939	36,488	39,654
Total other expense, net	(555,393)	(509,738)	(777,636)
Income before income taxes	(842,980)	611,677	669,554
Income taxes	—	—	3,345
Net income (loss)	(842,980)	611,677	666,209
Accretion of redeemable preferred stock	—	(42,738)	(42,996)
Net income (loss) available to common stockholders	$ (842,980)	$ 568,939	$ 623,213

See accompanying notes.

PDSHEART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount				
Balance, December 31, 2003, restated	10,565,000	$105,650	$187,350	$ —	$(4,262,860)	$(3,969,860)
Purchase of 204,400 common shares for treasury	—	—	—	(225,000)	—	(225,000)
Net loss, restated	—	—	—	—	(842,980)	(842,980)
Balance, December 31, 2004, restated	10,565,000	105,650	187,350	(225,000)	(5,105,840)	(5,037,840)
Purchase of 52,200 common shares for treasury	—	—	—	(65,250)	—	(65,250)
Preferred stock accretion	—	—	—	—	(42,738)	(42,738)
Net income	—	—	—	—	611,677	611,677
Balance, December 31, 2005	10,565,000	105,650	187,350	(290,250)	(4,536,901)	(4,534,151)
Preferred stock accretion	—	—	—	—	(42,996)	(42,996)
Net income	—	—	—	—	666,209	666,209
Balance, December 31, 2006	10,565,000	$105,650	$187,350	$(290,250)	$(3,913,688)	$(3,910,938)

See accompanying notes.

PDSHEART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2005	2006
Operating activities			
Net income (loss)	$ (842,980)	$ 611,677	$ 666,209
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,151,542	2,240,787	2,080,783
Provision for doubtful accounts	1,082,576	1,168,690	755,871
Provision for settlement with third party payor	337,200	—	—
Changes in assets and liabilities (net of effects of acquisitions):	—	—	—
Increase in accounts receivable	(1,077,059)	(3,670,406)	(1,979,477)
(Increase) decrease in other current assets	(501,277)	329,725	22,717
(Increase) decrease in other assets	30,307	—	(61,438)
Increase in accounts payable and accrued expenses	375,636	297,717	581,149
Decrease in amount due to third party payor	—	—	(611,000)
Net cash provided by operating activities	1,555,945	978,190	1,454,814
Investing activities			
Acquisition of property and equipment	(1,436,952)	(1,391,969)	(2,210,642)
Cash paid for acquisitions and acquisition costs, net of cash acquired	(401,500)	(480,000)	(5,420)
Net cash used in investing activities	(1,838,452)	(1,871,969)	(2,216,062)
Financing activities			
Proceeds from new borrowings	—	133,750	863,768
Principal payments on long-term debt and capital leases	(1,186,896)	(942,045)	(358,677)
Purchase of treasury stock	(225,000)	(65,250)	—
Advances on officer loan	(384,480)	—	—
Proceeds from sale of stock	200,000	—	—
Net cash used in financing activities	(1,596,376)	(873,545)	505,091
Decrease in cash and cash equivalents	(1,878,883)	(1,767,324)	(256,157)
Cash and cash equivalents, beginning of period	4,800,863	2,921,980	1,154,656
Cash and cash equivalents, end of period	$ 2,921,980	$ 1,154,656	$ 898,499
Supplemental Disclosure of cash flow information			
Cash paid during the period for:			
Interest	$ 630,934	$ 540,874	$ 788,344

See accompanying notes.

PDSHEART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

1. Business and Organization

PDSHeart, Inc. (the Company) was incorporated October 1, 2003 in the state of Delaware. Prior to September 30, 2003, the Company was Physician Diagnostic Services, LLC (the LLC), a partnership formed in February 2000. On September 30, 2003, the members of the LLC entered into a contribution agreement, which provided for all of their interests in the LLC to be contributed to the Company in exchange for proportionate shares of the Company. These financial statements include the balance sheet, results of operations, cash flows and changes in stockholders' equity (deficit) for the years ended December 31, 2004, 2005 and 2006 of both the LLC and the Company. All significant intercompany transactions and accounts have been eliminated in consolidation.

The Company provides three primary services throughout the United States. The majority of the Company's revenue is from cardiac event-monitoring services, which generally is prescribed for patients who are experiencing some type of heart related symptoms which a referring physician believes should be monitored over time. The monitoring is typically provided over a 30-day period. The Company also provides 24 hour monitoring using a Holter device and pacemaker testing for patients with implanted pacemakers.

2. Summary of Significant Accounting Policies

Third Party Settlement

During 2006, the Company settled a billing dispute with a third party payor and the Department of Justice. The settlement totaling $2,927,000 related to the Company's billing practices for cardiac event monitoring services during 2001 through 2004. This settlement was comprised of a $300,000 note payable to the third party payor (to be paid out over a thirty six month period), a $611,000 cash payment to the Department of Justice (DOJ) and the write-off of claims held (unadjudicated by the payor) by the Company (approximately $1,662,000) and the write-off of accounts billed prior to October 29, 2004 (approximately $354,000). For the year ended December 31, 2004, the Company recorded a provision for a settlement with a third party payor of $337,200 as a reduction in net service revenue. In addition, during 2005 the Company accrued $26,446 of interest expense related to the DOJ settlement and in June 2006, paid $637,446 to settle the DOJ liability.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments with maturities at the time of purchase of three months or less.

Property and Equipment, net

Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The majority of the Company's property and equipment is medical equipment, primarily heart monitoring devices, the use of which is prescribed by a referring physician for their patients. These monitoring devices are being depreciated over a five-year life.

Depreciation and amortization are calculated on a straight-line basis, over the estimated useful lives of the respective assets which lives range from three to five years. Leasehold improvements are

2. Summary of Significant Accounting Policies (Continued)

amortized over the shorter of the term of the related lease, including renewal options, or the useful life of the asset.

Intangible Assets

Identifiable intangible assets with finite lives primarily relate to non-compete agreements entered into in connection with acquisitions, and acquired customer lists. Such assets are recorded at fair value as determined by management on the date of acquisition and are being amortized over the estimated period to be benefited of 5-10 years.

Goodwill relates to the excess of cost over the fair value of net assets of the businesses acquired. Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142) requires that goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually for impairment. These impairment tests required by SFAS 142 are impacted by determination of the appropriate levels of cash flows and future cash flow assumptions of the related assets. The Company will continue to review its goodwill annually for impairment, or more frequently if indicators of impairment are present.

Revenue Recognition

The Company recognizes net revenue from its event monitoring services over the 30-day testing period, normally based on contractually determined reimbursement rates or historical reimbursement rates. All other net revenue is recognized at the time services are performed. At December 31, 2005 and 2006, there was approximately $513,000 and $547,000, respectively, of deferred revenue recorded related to billings for monitoring services for which the 30 day testing period had not been completed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Unbilled receivables, net of allowances, as of December 31, 2005 and 2006 amounted to approximately $853,000 and $1.4 million, respectively. Net revenue is reported at the estimated realizable amounts due from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provision for estimated third party payor adjustments are estimated in the period the related services are rendered and adjusted in future periods to the extent that actual results differ from original estimates. The provision for contractual allowances and bad debt and the related allowances are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in net services revenue, provision for doubtful accounts and the results of operations and financial position.

Stock Based Compensation

During 2003, the Company adopted a stock option plan (the Option Plan) that provides for the granting of options to purchase shares of common stock to key employees, directors and others. The plan provides that the option price shall not be less than the fair market value of the shares on the date of the grant.

2. Summary of Significant Accounting Policies (Continued)

Prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123) as amended by Statements of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation—Transitional Disclosure*, an Amendment to SFAS No. 123, (SFAS 148) for option grants to employees.

Under APB 25, because the exercise prices of the Company's employee stock options were at or above the fair value of the underlying stock on the grant date, no compensation expense is recognized.

Effective January 1, 2006, the Company adopted, the Financial Accounting Standards Board's SFAS No. 123(R), *Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation*, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period). SFAS No. 123(R) requires that an entity measure the cost of liability-based service awards based on current fair value that is remeasured subsequently at each reporting date through the settlement date. The Company adopted this new standard effective January 1, 2006, under the prospective transition method which requires the Company to recognize share-based compensation expense in the statement of operations for grants and modifications made after the date of adoption. No stock option grants or modifications were made for the year ended December 31, 2006.

Income Taxes

The Company's provision for income taxes includes federal and state income taxes currently payable, the deferred tax impact of converting to a C corporation effective September 30, 2003, and changes in deferred tax assets and liabilities for the Company. Deferred income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* (SFAS 109) and represent the estimated future tax effects resulting from temporary differences between financial statement carrying values and tax reporting bases of assets and liabilities. In accordance with SFAS 109, the initial recording of deferred income taxes of $56,276 was recorded in the Company's results of operations upon its conversion to a "C Corporation" on September 30, 2003.

Comprehensive Income

The Company has adopted SFAS No. 130, *Reporting Comprehensive Income* (SFAS 130), which requires the Company to report and display certain information related to comprehensive income. For the years ended December 31, 2004, 2005 and 2006, net income equaled comprehensive income.

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and outstanding debt. The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

As of December 31, 2005 and 2006, approximately $6.8 million and $8.4 million, respectively, of the Company's outstanding debt bears interest at a variable market rate and thus has a carrying amount that approximates fair value. The remaining $1.3 million of outstanding debt as of December 31, 2006 (approximate fair value of $1.0 million), bears interest at fixed rates ranging from 5.5% to 9.5%. As of December 31, 2005, the carry amount of the remaining $2.1 million of outstanding debt, approximates its fair value, and bears interest at fixed rates ranging from 5.5% to 6.375%.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (generally accepted accounting principles) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Because of the inherent uncertainties in this process, actual results could differ from those estimates. Such estimates include the recoverability of intangible assets and the collectibility of accounts receivable.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting *for Uncertainty in Income Taxes*, (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, or January 1, 2007 for the Company, and the provisions of FIN 48 will be applied to all tax positions accounted for under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company does not expect FIN 48 to have a material impact on its financial statements.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on the Company's financial reporting and disclosures.

2. Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to current year classifications.

3. Accounts Receivable

Accounts receivable are recorded at net realizable value. The allowance for uncollectible accounts is $1,822,326 and $2,249,831 at December 31, 2005 and 2006, respectively, and is based on historical collection experience, aging of accounts and payor class (i.e. third party payor, Medicare, private payor). Accordingly, the actual amounts of uncollectible accounts experienced could vary significantly from the estimated allowance for uncollectible accounts.

The Company grants credit without collateral to individual patients and/or referring physicians. The majority of patients are insured under third-party payor agreements. The estimated mix of receivables from government programs, patients, third-party payors and others at December 31, are as follows:

	2004	2005	2006
Government programs	10%	9%	10%
Third-party payors	73	70	74
Private pay patients	10	8	7
Physicians	7	13	9
	100%	100%	100%

A significant portion of the Company's net revenue is generated from government sources and certain third party payors. Any significant changes in reimbursement by the government or a major payor could have a material impact on the Company's future results of operations and financial condition.

4. Property and Equipment

Property and equipment at December 31, consists of the following:

Estimated

	Estimated Useful Life (Years)	2005	2006
Medical equipment	5	$11,368,603	$ 12,581,632
Computer equipment	3-5	1,122,906	1,278,599
Leasehold improvements	5	156,958	173,339
Furniture and fixtures	3	173,685	217,819
Less accumulated depreciation		(8,307,630)	(10,205,391)
Net property, plant, and equipment		$ 4,514,522	$ 4,045,998

4. Property and Equipment (Continued)

Depreciation expense, which includes depreciation of assets under capital lease, was $1,997,327, $2,057,435 and $1,915,874 for the years ended December 31, 2004, 2005 and 2006, respectively. The classification of depreciation expense for the years ended December 31, are set forth below:

	2004	2005	2006
Cost of services	$1,179,718	$1,765,834	$1,626,945
General and administrative	277,609	291,601	288,929
	$1,457,327	$2,057,435	$1,915,874

5. Intangible Assets

Intangible assets and the related accumulated amortization at December 31, are set forth below:

	2005	2006
Non-compete agreements	$ 775,719	$ 775,719
Customer lists	880,000	880,000
Accumulated amortization	(621,899)	(797,101)
Identifiable intangibles, net	$1,033,820	$ 858,618

Non-compete agreements and customer lists are amortized over their estimated useful lives of 8 to 10 years. The aggregate amount of amortization expense during each of the next five years and thereafter on all intangible assets subject to amortization as of December 31, 2006, is as follows: 2007—$168,473; 2008—$114,000; 2009—$114,000; 2010—$114,000; 2011—$114,000; thereafter $234,145.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31 consists of the following:

	2005	2006
Accounts payable	$1,322,705	$ 850,936
Accrued compensation	815,274	1,239,309
Deferred revenue	541,438	547,464
Other accrued expenses	482,628	390,700
	$3,162,045	$3,028,409

7. Long-term Debt

As of December 31 2006, the Company had notes payable of $9,769,130. The notes payable consisted of approximately $8.4 million due to a principal shareholder and Chairman of the Company (Shareholder Note), $1.1 million related to various term notes payable to a bank and a note payable of approximately $260,000 relating to a settlement of a billing dispute with a third party payor. As of December 31, 2006, the Company also had a $500,000 working capital line of credit with no outstanding borrowings.

7. Long-term Debt (Continued)

Long-term debt at December 31, consists of the following:

	2005	2006
Notes payable	$8,823,756	$9,527,953
Due to Third Party Payer	937,446	241,178
Capital leases	147,052	—
Total debt	9,908,254	9,769,131
Less: current portion	(316,115)	(580,535)
Long-term debt, net of current portion	$9,592,139	$9,188,596

In January 2007, the Company refinanced all of its term notes payable to the bank with a $6.0 million revolving line of credit with a bank (the Bank Facility) and terminated its $500,000 working capital line of credit. The Bank Facility has a five year term, with interest only payable monthly at a rate equal to the London Interbank Offering Rate (LIBOR) plus 2.5%. The Bank Facility is secured by virtually all of the Company's assets. The proceeds of the Bank Facility were also used to make a $500,000 payment on the Shareholder Note and to pay expenses related to the origination of the Bank Facility.

In January 2007, the Company converted $5.0 million of the remaining Shareholder Note into 50,000 shares of Series B preferred stock with a $100 liquidation preference per share plus dividends at an annual rate of 5%. Following the $500,000 payment noted above and the $5.0 million conversion, the remaining Shareholder Note is approximately $2.9 million. The remaining $2.9 million Shareholder Note is fully subordinated to the Bank Facility, bears interest at a fixed rate of 9%, and has a maturity date of April 2012, at which time the entire principal balance becomes due and payable.

At December 31, 2006, maturities of long-term debt, after giving effect to the Bank Facility and conversion of $5.0 million of the Shareholder Note to Series B Preferred Stock, are as follows:

	Notes Payable
2007	$ 580,535
2008	88,528
2009	72,115
2010	—
2011 and thereafter	4,027,953
Total	$4,769,131

As of December 31, 2006, the capital lease assets consist of $3,848,375 for medical devices placed in service and $246,663 of computers, less accumulated depreciation and amortization of $3,939,160 for a net book value of $155,878.

8. Lease Commitments

2007	$232,520
2008	187,856
2009	142,642
2010	36,353
2011	36,353
Thereafter	9,088
Total	$644,812

Rent expense relating to non-cancelable operating leases was $271,141, $287,277 and $345,624 for 2004, 2005 and 2006, respectively.

9. Option Plan

During 2006, the Company increased the total shares available under the Option Plan from 776,655 to 1,376,655. All options granted under the Option Plan have a 10-year term and vest over 3 to 5 years, an option price of $1.60 and become exercisable ratably over the vesting period following the date of grant. At December 31, 2006, there were approximately 322,506 exercisable options outstanding. The following table summarizes the information regarding this option plan.

Options outstanding, December 31, 2003	354,999
Granted	73,000
Canceled	(20,000)
Options outstanding, December 31, 2004	407,999
Granted	265,500
Canceled	(6,800)
Options outstanding, December 31, 2005	666,699
Canceled	(12,700)
Options outstanding, December 31, 2006	653,999

Effective January 1, 2006, the Company adopted, the Financial Accounting Standards Board's SFAS No. 123(R), *Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation*, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period). SFAS No. 123(R) requires that an entity measure the cost of liability-based service awards based on current fair value that is remeasured subsequently at each reporting date through the settlement date. The Company adopted this new standard effective January 1, 2006, under the prospective transition method, which requires the Company to recognize share-based compensation expense in the statement of operations for all grants and modifications made after the date of adoption.

10. Redeemable, Convertible Preferred Stock

Prior to 2006, the Company continued to account for its stock option plan in accordance with APB Opinion No. 25, Accounting for Stock Options Issued to Employees, as permitted under SFAS No. 123. Under APB Opinion No. 25, the Company was only required to recognize compensation expenses for options granted to employees for the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant. As all option grants prior to 2006 were at the grant date fair value, no compensation expense related to options granted to employees was recognized for the years ended December 31, 2004 and 2005.

On September 30, 2003, the Company authorized 5.0 million shares of Series A redeemable preferred stock, par value $0.01 per share (the Preferred Stock). In addition, on October 1, 2003, the Company sold an initial 2.0 million shares of the Preferred Stock resulting in proceeds, net of transaction expenses, of $4,750,705. Subsequent to December 31, 2003, based on finalized 2003 operating results, the Company and the holders of the Preferred Stock agreed to the issuance of an additional 160,642 shares of the Preferred Stock to the holders related to this offering. The Preferred Stock ranks senior to the Company's common stock. The Preferred Stock is not entitled to dividends and it contains a liquidation preference and a participating liquidation return. The Preferred Stock becomes redeemable beginning in 2008. The majority holders of the Preferred Stock may require the Company to redeem up to one-third of the shares of such stock held after September 30, 2008, one-half of the shares held after September 30, 2009 and all remaining shares after September 30, 2010. Each share of the Preferred Stock was initially convertible into shares of common stock at the option of the holder at any time, by dividing $2.50 by the conversion price in effect on the conversion date. Subsequently, the conversion price was adjusted to $2.31 therefore each such share of the Preferred Stock is convertible into one share of common stock. The Preferred Stock contains a mandatory conversion in the event the Company completes an initial public offering meeting certain specified criteria. As these shares become redeemable at the higher of fair value or cost, periodic accretion is recorded such that upon redemption, the carrying value will approximate the redemption value. The redemption price of the Preferred Stock will be the higher of the fair market value of the redeemed shares on the redemption date or the actual amount paid upon initial issuance of the redeemed shares ($5 million). Periodic accretion of the difference between the carrying and redemption value (amount paid) is recorded as a direct charge to accumulated deficit.

11. Employee Benefit Plans

The Company has a qualified 401(k) retirement plan (the 401(k) Plan) covering substantially all eligible employees as defined in the 401(k) plan document. The 401(k) Plan has discretionary employer matching of the employees' contributions. For the years ended December 31, 2004 and 2005, there were no Company matching contributions. For the year ended December 31, 2006, the Company's matching contributions was $34,051.

12. Commitments and Contingencies

During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. These claims are generally covered by insurance. Based upon current information, the Company believes the outcome of such pending legal

12. Commitments and Contingencies (Continued)

actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company's operations are insured for medical, professional and general liabilities on a claims-made basis. The Company evaluates the liability related to asserted and unasserted claims for reported and unreported incidents based on facts and circumstances surrounding such claims and the applicable policy deductible amounts and records the necessary reserve as deemed appropriate in accordance with generally accepted accounting standards.

The healthcare industry in general, and the services that the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a significant portion of the Company's net revenue is from payments by government-sponsored health care programs, principally Medicare, and is subject to audit and adjustment by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or changes in the interpretation of the coding of services or the amounts payable for the Company's services under these programs could have a material adverse effect on the Company's financial position and results of operations. The Company's operations are continuously subject to review and inspection by regulatory authorities.

The Company has entered into employment agreements with certain of its management employees, which include, among other terms, noncompetition provisions and salary continuation benefits.

13. Related Party Transactions

As described in Note 7, the Company had a Shareholder Note payable to the Company's Chairman of approximately $8.4 million as of December 31, 2006.

Included in other long term assets are $326,664 of loans receivable plus accrued interest from an officer and shareholder and a former officer and shareholder. The loans accrue interest at an adjustable rate (8.77% at December 31, 2006) and are payable in full on or before April 13, 2009. These loans are secured by such individuals' shares of the Company's stock. Repayment of these notes will be made from future bonus payments or a liquidation event which results in the sale or substantial change in ownership of the Company.

14. Income Taxes

The statutory federal income tax is reconciled to the effective tax on income (loss) before income taxes for the years ended December 31 as follows:

	2004	2005	2006
Statutory federal tax	$(286,613)	$ 207,970	$ 227,648
State income taxes, net of federal income tax benefit	(33,382)	24,222	26,514
Effect of permanent income tax differences	5,620	26,518	50,350
Insurance Settlement	—	(414,106)	—
Valuation allowance	314,375	155,396	(301,167)
	$ —	$ —	$ 3,345

There was no provision for income taxes for the year ended December 31, 2005.

The following is a summary of the deferred income tax assets and deferred tax liabilities as of December 31:

	2005	2006
Deferred tax assets:		
Allowance for doubtful accounts	$ 691,755	$ 854,036
Reserve for insurance claim	355,853	—
Accrued liabilities	89,260	111,050
Net operating loss	662,620	547,488
Deferred tax assets—current	1,799,488	1,512,574
Deferred tax liabilities:		
Goodwill and identifiable intangible assets	(197,895)	(246,192)
Fixed assets	(226,083)	(192,039)
Deferred tax liabilities	(423,978)	(438,231)
Less: valuation allowance	(1,375,510)	(1,074,343)
Net deferred tax asset	$ —	$ —

Prior to October 1, 2003, the Company was a limited liability company (LLC) that was treated as a partnership for federal income tax purposes. As an LLC, the Company was not responsible for the payment of federal and state income taxes. The taxable income or loss of the Company was reported on each member's personal tax return. The members were responsible for any tax liability or benefit received due to the Company's operations.

As a result of the conversion to a C corporation, the Company recorded a deferred tax asset and a reduction in the provision for income taxes of $454,000. This represents the tax effect of temporary differences of approximately $1.0 million related to the allowance for doubtful accounts, bonus accrual, goodwill and other identifiable intangible assets.

14. Income Taxes (Continued)

In addition, future tax benefits, such as from net operating losses (NOLs), are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria.

A valuation allowance has been established for $1,375,510 and $1,074,343 of net deferred tax assets at December 31, 2005 and 2006, respectively due to the uncertainty regarding the Company's ability to utilize the NOLs and other deferred tax assets due to lack of historical taxable income.

At December 31, 2006, the Company has available net operating loss carryforwards of approximately $1.4 million, which begin to expire in 2023.

15. Supplemental Cash Flow Information

The following supplemental information presents the non-cash impact on the balance sheet of assets acquired and liabilities assumed in connection with acquisitions consummated during the year ended December 31:

	2004
Assets acquired	$1,075,000
Liabilities assumed	(675,000)
Costs related to completed and pending acquisitions	1,500
Cash paid for acquisitions and acquisition costs, net of cash acquired	$ 401,500

During 2004, the Company acquired certain assets, primarily customer lists related to a heart monitoring business. The total maximum purchase price was $1.3 million, of which $900,000 was placed in escrow pending the resolution of specific contingencies. During 2004, the Company paid $400,000 in connection with the acquisition. In addition, as of December 31, 2004, the Company recorded a liability of $675,000 representing the estimated payment to be made in future years related to the resolution of the contingencies. In May 2005, the Company settled the contingent obligation for $480,000, resulting in a final aggregate purchase price of $880,000. The resolution of this contingency in 2005 resulted in a reduction in the value of intangible assets acquired of $195,000.

16. Subsequent Events

On February 5, 2007, the Company signed a definitive agreement to be acquired for an aggregate purchase price of $50 million plus the assumption of up to $5 million of the Company's debt. The proposed transaction is subject to, among other conditions, the acquirers' ability to obtain financing. The proposed transaction is expected to close on or before March 31, 2007.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the Nasdaq Global Market under the symbol "BEAT" since March 19, 2008. Prior to that time, there was no public market for the common stock. The following table sets forth the range of high and low sale prices for the common stock for each completed fiscal quarter since March 19, 2008.

2008	High	Low
First Quarter (from March 19)	$18.68	$17.22
Second Quarter	$30.40	$17.01
Third Quarter (through September 15)	$35.89	$25.23

On September 15, 2008, the last reported sale price of our common stock on the Nasdaq Global Market was $26.62 per share. As of September 10, 2008, we had approximately 204 holders of record, including multiple beneficial holders at depositories, banks and brokers included as a single holder in the single "street" name of each respective depository, bank or broker.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

PERFORMANCE GRAPH*

The following graph illustrates a comparison of the total cumulative stockholder return on our Common Stock since March 19, 2008, which is the date our Common Stock first began trading on the NASDAQ Global Market, to two indices: the NASDAQ Composite Index and NASDAQ Healthcare Index. The graph assumes an initial investment of $100 on March 19, 2008 in our Common Stock. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our Common Stock.

COMPARISON OF CUMULATIVE TOTAL RETURN ON INVESTMENT
Assuming $100 Investment on March 19, 2008 (IPO)



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/19/08
3/08
4/08
5/08
6/08
7/08
8/08
CardioNet, Inc.
NASDAQ Composite
NASDAQ Health Care

*$100 invested on 3/19/08 in stock & 2/29/08 in index-including reinvestment of dividends.
Fiscal year ending December 31.

* This section is not "soliciting material," is not deemed "filed" with the SEC, is not subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

CORPORATE AND STOCKHOLDER INFORMATION

Board of Directors

Arie Cohen, President and Chief Executive Officer

Randy H. Thurman, Executive Chairman; Senior Advisor to Mountain Capital, LLC; Chairman of the Nominating and Corporate Governance Committee

Ronald A. Ahrens, Vice Chairman of Temptime Corporation; Chairman of the Compensation Committee; Member of the Nominating and Corporate Governance Committee

Kirk E. Gorman, Senior Vice President, Chief Financial Officer of Jefferson Health System; Member of the Audit Committee

Fred Middleton, General Partner/Managing Director of Sanderling Ventures; Chairman of the Audit Committee

Woodrow A. Myers Jr., M.D., Managing Director of Myers Ventures LLC; Member of the Audit Committee

Eric N. Prystowsky, M.D., Director, Clinical Electrophysiology Laboratory at St. Vincent Hospital; Member of the Compensation Committee and Nominating and Corporate Governance Committee

Robert J. Rubin, M.D., Clinical Professor of Medicine at Georgetown University; Member of the Compensation Committee

Corporate Officers

Arie Cohen, President, Chief Executive Officer and Director

Martin P. Galvan, CPA, Chief Financial Officer; Chief Operating Officer, PDSHeart

Manny S. Gerolamo, Senior Vice President, Sales and Marketing

John F. Imperato, Senior Vice President, Business Operations

Anna McNamara, RN, Senior Vice President, Clinical Operations

JR Finklemeier, Vice President, Marketing

Michael Forese, Vice President, Finance and Administration

Charles M. Gropper, Vice President, Research and Development

George Hrenko, Vice President, Human Resources

Phillip Leone, Vice President, Managed Care and Reimbursement Services

Corporate Offices

CardioNet, Inc.
227 Washington Street #300
Conshohocken, Pennsylvania 19428
(888) 312-BEAT
www.cardionet.com

Independent Auditors

Ernst& Young LLP

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
www.amstock.com
(800) 937-5449

Annual Meeting

Thursday, October 23, 2008 at 9:00 a.m. local time at the Philadelphia Marriott West located at 111 Crawford Avenue, West Conshohocken, Pennsylvania 19428

A copy of CardioNet's Annual Report to the Securities and Exchange Commission on Form 10-K for future fiscal years will be available without charge upon written request to: Secretary, CardioNet, Inc., 227 Washington Street #300, Conshohocken, Pennsylvania 19428. CardioNet was not required to file an Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

CARDIONET®

Get to the Heart of the Problem.

227 Washington Street #300
Conshohocken, PA 19428
(888) 312-BEAT
www.cardionet.com

END